Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Ambience Parent, Inc.,

Ambience Merger Sub, Inc.

and

At Home Group Inc.

Dated as of May 6, 2021

Page

ARTICLE I

THE MERGER

Section 1.1. The Merger	2
Section 1.2. Closing	2
Section 1.3. Effective Time	3

ARTICLE II

EFFECTS OF THE MERGER

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Page

Section 3.19. Brokers	23
Section 3.20. Takeover Statutes Not Applicable; No Rights Plan	23
Section 3.21. Related Party Transactions	24
Section 3.22. Exclusivity of Representations	24

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

ARTICLE V

COVENANTS

Page

Section 5.18. Obligations of Merger Sub and the Surviving Corporation	54
Section 5.19. Payoff Letter	54
Section 5.20. Treatment of Existing Notes	54

ARTICLE VI

CONDITIONS

Section 6.1. Conditions to Each Party’s Obligation to Effect the Merger	55
Section 6.2. Conditions to Obligations of Parent and Merger Sub	55
Section 6.3. Conditions to Obligation of the Company	56
Section 6.4. Frustration of Closing Conditions	56

ARTICLE VII

TERMINATION

ARTICLE VIII

GENERAL PROVISIONS

Index of Defined Terms

Term	Page

Acceptable Confidentiality Agreement	36
Acquisition Proposal	69
Action	69
Affiliate	69
Agreement	1
Alternative Acquisition Agreement	35
BIS	15
Book-Entry Shares	4
Bribery Act	15
Business Day	70
Bylaws	3
Cancelled Shares	4
Capitalization Date	10
Cash Equity	27
Certificate of Merger	3
Change of Recommendation	37
Charter	3
Chosen Courts	64
Closing	2
Closing Date	3
Code	6
Commitment Letters	27
Company	1
Company Benefit Plan	70
Company Board	1
Company Disclosure Schedule	9
Company Equity Awards	7
Company Group	63
Company Information	30
Company Intellectual Property	70
Company Material Adverse Effect	70
Company Preferred Stock	10
Company PSU Award	7
Company Recommendation	1
Company RSU Award	7
Company SEC Documents	13
Company Securities	11
Company Stock Option	7
Company Termination Fee	71
Compliant	71
Confidentiality Agreement	45
Continuing Employees	45
Contract	72
Converted Shares	4

v

Index of Defined Terms

Term	Page

COVID-19	72
COVID-19 Measures	72
COVID-19 Response	72
CPSC	16
Credit Agreement	72
D&O Insurance	48
Damage Cap	62
Debt Commitment Letter	27
Debt Financing	27
Definitive Agreements	49
DGCL	1
Dissenting Shares	6
Effective Time	3
Enforceability Exceptions	11
Environmental Laws	72
Equity Commitment Letter	27
Equity Investor	73
ERISA	73
ERISA Affiliate	73
Exchange Act	73
Exchange Fund	4
Excluded Information	73
Excluded Party	73
Excluded Shares	4
FCPA	15
Financing	27
GAAP	13
Governmental Entity	74
Guarantor	74
HSR Act	74
Indemnified Parties	47
Inquiry	34
Intellectual Property	74
Intervening Event	74
Knowledge	74
Law	75
Lender Related Party	75
Lenders	75
Lien	75
Limited Guarantee	2
Long-Vesting Company Equity Awards	8
Long-Vesting Company PSU Award	8
Long-Vesting Company RSU Award	8
Long-Vesting Company Stock Option	7
Marketing Period	75

Index of Defined Terms

Term	Page

Material Contract	20
Materials of Environmental Concern	76
Merger	1
Merger Amounts	28
Merger Consideration	4
Merger Sub	1
Multiemployer Plan	76
Non-Objection	76
No-Shop Period Start Date	35
Notice of Change of Recommendation	37
Notice Period	38
NYSE	76
OFAC	16
Order	76
Owned Real Property	22
Parent	1
Parent Disclosure Schedule	24
Parent Group	62
Parent Material Adverse Effect	25
Parent Termination Fee	76
Paying Agent	4
Payoff Amount	55
Payoff Letter	55
Permits	15
Permitted Liens	77
Person	77
Proxy Statement	39
Qualified Proposal	74
RCA	8
Real Property	23
Real Property Leases	23
Record Holder	77
Redemption	56
Regulatory Law	77
Representatives	34
Required Financial Information	77
SEC	78
Securities Act	78
Senior Secured Notes	78
Senior Secured Notes Indenture	78
Senior Secured Notes Satisfaction Amount	78
Shares	1
Short-Vesting Company PSU Award	7
Short-Vesting Company RSU Award	7
Short-Vesting Company Stock Option	7

Index of Defined Terms

Term	Page

Significant Subsidiary	78
Solvent	29
Special Committee	1
Special Committee Financial Advisor	12
Special Committee Recommendation	1
Stockholder Approval	56
Stockholders Meeting	41
Subsidiary	78
Superior Proposal	78
Surviving Corporation	2
Surviving Corporation Charter	3
Takeover Statute	54
Tax	79
Tax Return	79
Taxes	79
Termination Date	58
Transaction Litigation	45
Undertaking	11
Willful Breach	79

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 6, 2021 (this “Agreement”), by and among Ambience Parent, Inc., a Delaware corporation (“Parent”), Ambience Merger Sub, Inc., a Delaware corporation and indirect wholly owned Subsidiary of Parent (“Merger Sub”), and At Home Group Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties hereto intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has duly established a special committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”) to, among other things, analyze, evaluate, recommend or not recommend any proposed transaction involving the Company, and, if applicable, oversee and negotiate the terms of a definitive agreement with respect to any such transaction and recommend a definitive agreement reflecting the terms of the transactions contemplated thereby for adoption and approval by the Company Board;

WHEREAS, the Special Committee has unanimously (a) determined that it is fair to and in the best interests of the Company and the holders of shares of the Company’s common stock, par value $0.01 per share (the “Shares”), for the Company to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement, advisable, and (b) resolved to recommend that the Company Board (i) declare this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable, (ii) approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger and (iii) recommend that holders of Shares vote to adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger (this clause (b), the “Special Committee Recommendation”);

WHEREAS, the Company Board, acting upon the Special Committee Recommendation, has (a) declared this Agreement, and the transactions contemplated by this Agreement, including the Merger, advisable, (b) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, (c) directed that this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted to the holders of Shares for adoption and approval by such holders and (d) resolved to recommend that holders of Shares vote to adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger (this clause (d), the “Company Recommendation”);

WHEREAS, the boards of directors of Parent and Merger Sub have each approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Guarantor (as defined below) is entering into a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which, subject to the terms and conditions contained therein, Guarantor is guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also to prescribe certain conditions to the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.1.          The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the DGCL, and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and, following the Merger, shall be an indirect wholly owned Subsidiary of Parent, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Agreement.

Section 1.2.          Closing. The closing of the Merger (the “Closing”) shall take place: (a) at 9:00 a.m., New York City time, no later than the third (3rd) Business Day following the satisfaction or waiver (if permissible under applicable Law) of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Ave, New York, New York 10017; provided, that if the Marketing Period has not ended on or prior to the time the Closing would have otherwise been required to occur pursuant to the foregoing, the Closing shall not occur until the earlier to occur of (i) a Business Day during the Marketing Period specified by Parent on no fewer than three (3) Business Days written notice to the Company (it being understood that such date may be conditioned upon the simultaneous consummation of the Debt Financing) and (ii) the first Business Day following the final day of the Marketing Period (subject, in the case of each of the foregoing clauses (i) and (ii), to the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) as of the date determined pursuant to this proviso) or (b) at such other date, time, or place as agreed to in writing by Parent and the Company, including virtually by electronic exchange of signatures. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” For the avoidance of doubt, a condition may only be waived in writing by the party or parties entitled to such condition under this Agreement.

Section 1.3.          Effective Time. Subject to the terms and conditions hereof, on the Closing Date, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be duly executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as the parties shall agree in writing and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II

Effects of the Merger

Section 2.1.          Effects of the Merger. The Merger shall have the effects specified in this Agreement and the applicable provisions of the DGCL.

Section 2.2.          Certificate of Incorporation. Subject to Section 5.10, at the Effective Time, the certificate of incorporation of the Company (the “Charter”) shall be amended and restated in its entirety to be in the form of the certificate of incorporation of Merger Sub (except with respect to the name of the Surviving Corporation, which from and after the Effective Time shall be the name of the Company and except with respect to provisions naming the initial board of directors or the incorporator, which shall be omitted), and, as amended, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Corporation Charter”) until thereafter amended as provided therein or by applicable Law.

Section 2.3.          Bylaws. At the Effective Time, the bylaws of the Company, as in effect as of the Effective Time, shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or in the Surviving Corporation Charter or by applicable Law.

Section 2.4.          Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Bylaws.

Section 2.5.          Officers. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Bylaws.

Section 2.6.          Effect on Capital Stock. Immediately prior to the Effective Time, Parent shall effect the transactions with respect to the Rollover Shares contemplated by the Rollover Agreements. At the Effective Time, as a result of the Merger and without any action on the part of the holders of any capital stock of the Company or any other Person:

(a)               Merger Consideration. Each Share (all of which are non-certificated shares represented by book entry (“Book-Entry Shares”)) issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, Converted Shares, Dissenting Shares and Rollover Shares (collectively, “Excluded Shares”)) shall at the Effective Time automatically be cancelled and converted into the right to receive $36.00 per Share in cash (the “Merger Consideration”), without interest and subject to applicable withholding taxes pursuant to Section 2.7(f), whereupon such Shares will cease to exist and no longer be outstanding, and each holder thereof will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon surrender of Shares in accordance with Section 2.7.

(b)               Cancellation of Cancelled Shares; Conversion of Converted Shares. Shares that immediately prior to the Effective Time are held by the Company in treasury or by Parent or Merger Sub (collectively, “Cancelled Shares”) shall at the Effective Time automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. Shares that immediately prior to the Effective Time are held by any wholly owned Subsidiary of the Company or any wholly owned Subsidiary of Parent (other than Merger Sub) (collectively, “Converted Shares”) shall at the Effective Time automatically be converted into such number of fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c)               Conversion of Merger Sub Common Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.7.          Payment.

(a)               Paying Agent; Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II, and in connection therewith, shall enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement. At or prior to the Effective Time, Parent shall deposit (or shall cause to be deposited) with the Paying Agent in trust for the benefit of the holders of Shares a cash amount sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any purpose except as set forth herein. The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided, that such investments shall be in short-term obligations of, or guaranteed in full by, the United States of America with maturities no more than thirty (30) days. Any interest and other income resulting from such investments shall be payable to Parent or the Surviving Corporation and any amounts in excess of the amounts payable under this Article II shall be promptly returned to the Surviving Corporation. To the extent that there are any losses with respect to any such investments, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the aggregate Merger Consideration under this Article II. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Shares to receive the Merger Consideration as provided herein.

(b)               Procedures for Surrender. As soon as reasonably practicable after the Effective Time (but in any event no later than three (3) Business Days after the date on which the Effective Time occurs), Parent shall cause the Paying Agent to mail to each Record Holder of Shares instructions for use in effecting the surrender of Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of Section 2.6(a). Each Record Holder of Book-Entry Shares which have been converted pursuant to the provisions of this Article II into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of such Shares upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, as the Paying Agent may reasonably request), and Parent shall, or shall cause the Surviving Corporation to, cause the Paying Agent to pay and deliver (after giving effect to any required withholding Taxes as provided in Section 2.7(f)) as soon as reasonably practicable after the Effective Time, the applicable Merger Consideration pursuant to the provisions of this Article II in respect of each Share formerly represented by such Book-Entry Shares, and the Book-Entry Share so exchanged shall forthwith be cancelled. No interest will be paid or accrued on any amount payable in respect of any Shares. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c)               Closing of Transfer Books. From and after the Effective Time, the stock transfer books of the Surviving Corporation shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. Until surrendered as contemplated by Section 2.7(b), each Share (other than Excluded Shares) shall, from and after the Effective Time, represent only the right to receive the Merger Consideration, without interest thereon, as contemplated by Section 2.6(a). If, after the Effective Time, any Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(d)               Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of Shares one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent, which shall remain responsible for payment of the Merger Consideration for such Shares as provided in this Article II, without any interest thereon. Notwithstanding anything to the contrary herein, none of the Surviving Corporation, Parent, Merger Sub, the Paying Agent or any other Person shall be liable to any Record Holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)               Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Converted Shares) and that are held by holders of such Shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and had become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Parent (i) reasonably prompt notice of any demands received by the Company for appraisals of Shares, withdrawals of such demands, and any other instruments received by the Company pursuant to Section 262 of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. Parent shall have the right to direct and control all negotiations and proceedings with respect to any such demands, withdrawals or attempted withdrawals of such demands; provided that, after the date hereof until the Effective Time, Parent shall consult with the Company with respect to such negotiations and proceedings. The Company shall not, except with the prior written consent of Parent, and prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, make any payment with respect to any demands for appraisal or offer to settle or compromise, or settle or compromise, any such demands, or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL, or agree to do any of the foregoing.

(f)                Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such Taxes as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or under any other applicable provision of Law. To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Governmental Entity, such deducted, withheld and paid amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g)            Repayment of Indebtedness. At the Closing, Parent shall repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, (i) the Payoff Amount pursuant to the Payoff Letter and (ii) an amount equal to the Senior Secured Notes Satisfaction Amount pursuant to a notice of redemption (which notice shall be issued at least ten (10) calendar days prior to the Closing Date) of the Senior Secured Notes in accordance with the terms of the Senior Secured Indenture, with such payment of the Senior Secured Notes Satisfaction Amount to be made prior to 9:00 a.m. New York City time on the Closing Date. In addition, the Company shall provide Parent with a written notice setting forth the final Payoff Amount at least three (3) Business Days prior to the Closing Date.

Section 2.8.          Company Equity Awards.

(a)               Each outstanding option to acquire Shares (each, a “Company Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time, and that is vested as of immediately prior to the Effective Time or is scheduled to become vested on or prior to the first anniversary of the Closing Date pursuant to the terms thereof (each, a “Short-Vesting Company Stock Option”), shall, as of the Effective Time, become fully vested (to the extent unvested) and be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Stock Option, multiplied by (ii) the total number of Shares subject to such Company Stock Option, subject to applicable Tax withholding. Any Short-Vesting Company Stock Option that has an exercise price per Share that is greater than or equal to the Merger Consideration shall be cancelled for no consideration.

(b)               Each outstanding restricted stock unit award in respect of a Share (each, a “Company RSU Award”) that is outstanding immediately prior to the Effective Time, and that is scheduled to become vested on or prior to the first anniversary of the Closing Date pursuant to the terms thereof (each, a “Short-Vesting Company RSU Award”), shall, as of the Effective Time, become fully vested and nonforfeitable, and shall be cancelled and converted automatically into the right to receive an amount in cash equal to the Merger Consideration in respect of each Share subject to such Company RSU Award, subject to applicable Tax withholding.

(c)               Each outstanding performance stock unit award in respect of a Share (each, a “Company PSU Award” and, together with the Company Stock Options and the Company RSU Awards, the “Company Equity Awards”) that is outstanding immediately prior to the Effective Time, and that is scheduled to become vested on or prior to the first anniversary of the Closing Date (subject to achievement of the applicable performance goals) pursuant to the terms thereof (each, a “Short-Vesting Company PSU Award”) shall, as of the Effective Time, (i) become fully vested and nonforfeitable with respect to the number of Shares with respect to which such Company PSU Award by its terms would have remained issued, outstanding, and eligible to vest following the Effective Time based on the Company Board’s good faith determination of achievement of the performance goals applicable to such Company PSU Award as of the Effective Time, and (ii) be cancelled and converted automatically into the right to receive an amount in cash equal to the Merger Consideration in respect of each Share subject to such Company PSU Award as described in the foregoing clause (i), subject to applicable Tax withholding.

(d)            Except as otherwise agreed in writing between any holder of such Company Equity Award, on the one hand, and Parent, on the other hand, as of the Effective Time, each (i) Company Stock Option that is not a Short-Vesting Company Stock Option (each, a “Long-Vesting Company Stock Option”), (ii) Company RSU Award that is not a Short-Vesting Company RSU Award (each, a “Long-Vesting Company RSU Award”), and (iii) Company PSU Award that is not a Short-Vesting Company PSU Award (each, a “Long-Vesting Company PSU Award”, and together with Long-Vesting Company Stock Options and Long-Vesting Company RSU Awards, “Long-Vesting Company Equity Awards”), in each case, that is outstanding as of immediately prior to the Effective Time, shall be cancelled and converted automatically into a restricted cash award (“RCA”) in an amount in cash equal to: (A) in the case of a Long-Vesting Company Stock Option, the product of (I) the excess, if any, of the Merger Consideration over the exercise price per Share of such Long-Vesting Company Stock Option, multiplied by (II) the total number of Shares subject to such Long-Vesting Company Stock Option; provided, that any Long-Vesting Company Stock Option that has an exercise price per Share that is greater than or equal to the Merger Consideration shall be cancelled for no consideration; (B) in the case of a Long-Vesting Company RSU Award, the product of (I) the Merger Consideration multiplied by (II) the number of Shares subject to such Long-Vesting Company RSU Award; and (C) in the case of a Long-Vesting Company PSU Award, the product of (I) the Merger Consideration multiplied by (II) the number of Shares with respect to which such Company PSU Award by its terms would have remained issued, outstanding, and eligible to vest following the Effective Time based on the Company Board’s good faith determination of achievement of the performance goals applicable to such Company PSU Award as of the Effective Time. Any RCA issued by Parent or the Surviving Corporation in respect of any Long-Vesting Company Equity Award shall be subject to the same terms and conditions (including vesting conditions and schedules) applicable to such Long-Vesting Company Equity Award; provided, that (x) any RCA in respect of any Long-Vesting Company PSU Award shall no longer be subject to performance-based vesting conditions and (y) each scheduled vesting date applicable to any Long-Vesting Company Equity Award that constitutes “nonqualified deferred compensation” subject to Section 409A of the Code shall be accelerated to the date that is one day immediately prior to the first (1st) anniversary of the Closing Date; and on the date and to the extent that any portion of the applicable RCA becomes vested, such portion of the RCA shall be delivered to the holder of such RCA, net of any applicable Tax withholding, as set forth in Section 2.8(e).

(e)            The Surviving Corporation shall pay the holders of Company Equity Awards, in each case with respect to holders who are employees of the Company or any of its Subsidiaries through the Surviving Corporation’s payroll system in order to effectuate all applicable tax withholding obligations on such payments, the cash payments described in Section 2.8(a), Section 2.8(b), Section 2.8(c) and Section 2.8(d) on or as soon as reasonably practicable after the Closing Date (or, in the case of cash payments described in Section 2.8(d), the applicable vesting date), but in any event within five (5) Business Days thereafter; provided that, notwithstanding anything to the contrary contained in this Agreement, any such delivery of the Merger Consideration in respect of any Long-Vesting Company Equity Award that constitutes “nonqualified deferred compensation” subject to Section 409A of the Code shall be made no later than the date that is immediately prior to the first (1st) anniversary of the Closing Date.

(f)                Prior to the Effective Time, the Company Board (acting upon the recommendation of the Special Committee) or any authorized committee thereof shall adopt such resolutions as may reasonably be appropriate or required in its discretion to effectuate the actions contemplated by this Section 2.8.

Section 2.9.          Adjustments to Prevent Dilution. In the event that, between the date of this Agreement and the Effective Time, the Company changes the number of Shares issued and outstanding as a result of a reclassification, stock split or reverse stock split, stock dividend or stock distribution, recapitalization, combination, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be correspondingly adjusted to reflect such change and to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in (a) the Company SEC Documents (other than disclosures contained or referenced in the “Risk Factors” or “Forward-Looking Statements” sections of such reports and other disclosures that are general and cautionary or similarly predictive or forward-looking in nature, except to the extent such information consists of factual historical or current statements) filed with or furnished to the SEC by the Company (including any documents incorporated by reference into any of the Company SEC Documents) since January 25, 2020 and publicly available on or before the day that is two (2) Business Days prior to the date of this Agreement or (b) the disclosure letter delivered by the Company to Parent prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being acknowledged and agreed that (i) disclosure of any item in any section or subsection of the Company Disclosure Schedule, whether or not an explicit cross reference appears, shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure, and (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Company Material Adverse Effect or that the inclusion of such item in the Company Disclosure Schedule is required), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1.          Organization and Power. The Company and each of its Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of its respective jurisdiction of organization and each has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, except where the failure to be in good standing or to have such corporate or similar power and authority would not constitute a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification or licensing, except in such jurisdictions where the failure to be so qualified or licensed or to be in good standing would not constitute a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of its certificate of incorporation and bylaws (or similar organizational documents), in each case as amended and in effect as of the date of this Agreement. Neither the Company nor any Significant Subsidiary is in violation of any provision of its certificate of incorporation or bylaws (or similar organizational documents, as applicable) in any material respect.

Section 3.2.          Subsidiaries. Section 3.2 of the Company Disclosure Schedule sets forth as of the date hereof a true and complete list of the Subsidiaries of the Company and indicates the jurisdiction of organization or formation of each such Subsidiary. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been duly authorized, validly issued and free of preemptive rights and in the case of corporations are fully paid and nonassessable. All of the outstanding shares of capital stock or equity interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of all Liens, other than Permitted Liens. As of the date hereof, neither the Company nor any of the Subsidiaries owns, directly or indirectly, any capital stock of, or any joint venture, membership, partnership, voting or equity interest of any nature in, any other Person, other than the Subsidiaries identified in Section 3.2 of the Company Disclosure Schedule.

Section 3.3.          Capitalization.

(a)            The authorized capital stock of the Company consists of 500,000,000 Shares and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). At the close of business on May 4, 2021 (the “Capitalization Date”), (i) 65,484,047 Shares were issued and outstanding, (ii) no Shares were held by the Company in its treasury, (iii) 7,217,883 Shares were reserved for issuance pursuant to outstanding Company Stock Options, (iv) 860,841 Shares were reserved for issuance pursuant to outstanding Company RSU Awards, (v) 432,250 Shares were reserved for issuance pursuant to outstanding Company PSU Awards (assuming target achievement of applicable performance targets) and (vi) no shares of Company Preferred Stock were issued and outstanding. All outstanding Shares and all Shares reserved for issuance pursuant to outstanding Company Stock Options and outstanding Company RSU Awards and Company PSU Awards as noted in clauses (iii), (iv) and (v) of the foregoing sentence, when issued in accordance with the respective terms of such Company Stock Options, Company RSU Awards and Company PSU Awards, are or will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All Shares are held in the form of Book-Entry Shares, and no Shares are held in certificated form.

(b)               Except as set forth in this Section 3.3 and for changes since the Capitalization Date resulting from the exercise, vesting or settlement of Company Stock Options or the vesting or settlement of Company RSU Awards or Company PSU Awards outstanding on the Capitalization Date, as of the date hereof, there are no outstanding or reserved for issuance (i) shares of capital stock or voting securities of the Company, (ii) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the Company’s stockholders may vote, (iii) securities, options, warrants, calls, rights, commitments, profits interests, stock appreciation rights, phantom stock agreements, arrangements or undertakings of any kind (an “Undertaking”) to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue or sell, or cause to be issued or sold, additional shares of capital stock or other voting or equity securities or interests of the Company or any of its Subsidiaries (or any security convertible or exercisable therefor) or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, profits interest, agreement, arrangement or Undertaking (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”) or (iv) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities (other than in connection with the exercise, vesting or settlement, as applicable, of Company Equity Awards (which Company Equity Awards are set forth on Section 3.3(d) of the Company Disclosure Schedule or are granted following the date hereof in accordance with this Agreement), including with respect to the satisfaction of Tax withholding, and with respect to Company Stock Options, the payment of the exercise price). No shares of capital stock of the Company are owned by any Subsidiary of the Company.

(c)               There are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of, restricting the transfer or sale of, or providing for registration rights with respect to, the capital stock or other equity interests of the Company or any of its Subsidiaries.

(d)               Section 3.3(d) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, a list of all holders of Company Equity Awards and, with respect to each, the type of award, the date of grant, the exercise price, if applicable, the vesting schedule, and the number of Shares subject to such award (assuming target achievement of applicable performance targets).

Section 3.4.                      Authority.

(a)               The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Stockholder Approval, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby. Assuming the accuracy of the representations and warranties in Section 4.9, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Stockholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Delaware.

(b)               This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws of general applicability affecting or relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (clauses (i) and (ii) collectively, the “Enforceability Exceptions”).

(c)            The Company Board has duly established the Special Committee and has vested in it the power and authority of the Company Board to analyze, evaluate, recommend or not recommend any proposed transaction involving the Company, and, if applicable, oversee and negotiate the terms of a definitive agreement with respect to any such transaction and recommend a definitive agreement reflecting the terms of the transactions contemplated thereby for adoption and approval by the Company Board. The Special Committee has unanimously (a) determined that it is fair to and in the best interests of the Company and the holders of Shares for the Company to enter into this Agreement and declared this Agreement and the transactions contemplated by this Agreement, advisable, and (b) adopted the Special Committee Recommendation. The Company Board, acting upon the Special Committee Recommendation, has (i) declared this Agreement, and the transactions contemplated by this Agreement, including the Merger, advisable, (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) directed that this Agreement and the transactions contemplated hereby, including the Merger, be submitted to the holders of Shares for adoption and approval by such holders and (iv) resolved to make the Company Recommendation. The Special Committee has received an oral opinion (to be confirmed by the delivery of a written opinion following the execution of this Agreement) of Goldman Sachs & Co. LLC, the Special Committee’s financial advisor (the “Special Committee Financial Advisor”), to the effect that the Merger Consideration to be received by holders of Shares pursuant to this Agreement is fair, from a financial point of view, to such holders as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth in such written opinion. A copy of such written opinion following the execution of this Agreement shall be delivered to Parent solely for informational purposes promptly following the execution of this Agreement.

(d)               Assuming the accuracy of the representations and warranties in Section 4.9, the Stockholder Approval is the only vote of the holders of any class or series of capital stock of the Company required to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

Section 3.5.          Consents and Approvals; No Violations. Except as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the DGCL, the rules and regulations of NYSE, state securities laws, and foreign and supranational laws relating to antitrust and competition clearances and other applicable Regulatory Laws, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) subject to obtaining the Stockholder Approval, contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or of the similar organizational documents of any of the Company’s Subsidiaries (assuming the accuracy of the representations and warranties in Section 4.9), (ii) require the Company to make any notice to, or filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity of competent jurisdiction or (iii) assuming compliance with the matters referred to in clause (ii), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, require any consent by any Person under, constitute a default or an event that, with or without notice, lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, or acceleration of any right or obligation under, or the loss of a benefit under, any Material Contract, or result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) and (iii), as would not constitute a Company Material Adverse Effect.

Section 3.6.          Company SEC Documents.

(a)               Since January 25, 2020, the Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, statements, certifications, schedules and other documents required to be filed with or furnished to the SEC by the Company under the Securities Act or the Exchange Act (collectively with any amendments thereto, the “Company SEC Documents”). As of their respective filing dates (or if amended, as of the date of such amendment), and in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively, the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, each as in effect on the date so filed (or amended). At the time filed with the SEC (or if amended, as of the date of such amendment), and in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Company SEC Document has been amended or superseded by a later Company SEC Document filed prior to the date hereof. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. The Company has made available to Parent all comment letters and all material correspondence between the SEC and the Company with respect to the Company SEC Documents since January 25, 2020, if any. As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC with respect to any of the Company SEC Documents. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Documents is the subject of active, ongoing SEC review.

(b)               The financial statements of the Company included in the Company SEC Documents (including the related notes and schedules thereto) complied as of their respective dates in all material respects with the then-applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, except to the extent disclosed in any such Company SEC Document, have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and, on that basis, fairly presented in all material respects the consolidated financial position, results of operations, changes in stockholder’s equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto).

(c)               The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act, and the Company has established and maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurances that (i) material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding disclosure and (ii) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms, the Exchange Act and the Securities Act.

(d)               The Company, based on its most recent evaluation of internal control over financial reporting, has not identified (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and/or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)               Since January 25, 2020, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or other representative of the Company or any of its Subsidiaries, has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has, to the Knowledge of the Company, reported in writing evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(f)                Since January 25, 2020, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.

Section 3.7.          Absence of Certain Changes or Events.

(a)               From January 30, 2021 through the date hereof, except in connection with the Company’s sale process, including the transactions contemplated by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and have not taken any action that, if taken after the date hereof, would require Parent’s consent pursuant to clauses (i), (ii), (iv), (viii), (ix), (xi), (xii), (xv), (xvi) or (xvii) or, solely to the extent related to the foregoing clauses, clause (xxi), in each case of Section 5.1(b).

(b)               From January 30, 2021 through the date hereof, there has not been a Company Material Adverse Effect.

Section 3.8.          Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub in writing specifically for inclusion therein.

Section 3.9.          Compliance with Laws; Permits.

(a)               Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries (i) are, and since January 25, 2020 have been, in compliance with all Laws and Orders applicable to the Company and its Subsidiaries, and (ii) to the Knowledge of the Company, are not under investigation by any Governmental Entity with respect to, and have not been threatened to be charged with or given notice by any Governmental Entity of, any violation of any such Law or Order. Except as would not constitute a Company Material Adverse Effect, each of the Company and its Subsidiaries has in effect all licenses, certificates, authorizations, consents, permits, approvals and other similar authorizations of, from or by a Governmental Entity necessary for it to own, lease or operate its properties and assets and to carry on its business as currently conducted (collectively, “Permits”). No default has occurred under, and there exists no event that, with or without notice, lapse of time or both, would result in a default under, or would give to others any right of revocation, non-renewal, adverse modification or cancellation of, any such Permit, and neither the Company nor any of its Subsidiaries has received any cease and desist letters or material written inquiries from any Governmental Entity with respect to any such Permit, except, in each case, as would not constitute a Company Material Adverse Effect.

(b)               Except as would not constitute a Company Material Adverse Effect, since January 26, 2019, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers, agents or employees acting on the Company’s or its Subsidiaries’ behalf have (i) used any corporate, Company (and/or Subsidiary) funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official, in each case in violation of or (ii) otherwise violated, any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the “FCPA”), or the UK Bribery Act (the “Bribery Act”). Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and the Bribery Act and since January 26, 2019 have maintained such policies and procedures in force. Except as would not constitute a Company Material Adverse Effect, since January 26, 2019, neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, agents or employees acting on the Company’s or its Subsidiaries’ behalf has violated any (x) U.S. export control laws administered by the Bureau of Industry and Security at the United States Department of Commerce (“BIS”) or the Directorate of Defense Trade Controls at the U.S. Department of State, or (y) U.S. anti-boycott regulations administered by the Office of Antiboycott Compliance at the BIS. To the Knowledge of the Company, except as would not constitute a Company Material Adverse Effect, (A) the Company, its Subsidiaries, or the Company’s or any of its Subsidiaries’ directors, officers or employees are not listed on the Specially Designated Nationals and Blocked Persons List administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and (B) since January 26, 2019, neither the Company nor any of its Subsidiaries has directly engaged in any business with any Person with whom, or in any country in which, it is prohibited for a United States person to engage under applicable United States sanctions administered by OFAC.

(c)               Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 26, 2019 have been, in compliance with all state and federal Laws related to consumer product safety applicable to the Company and its Subsidiaries, and, as of the date hereof, neither the Company nor any of its Subsidiaries has failed to report to the Consumer Product Safety Commission (the “CPSC”) in a timely manner any information that is required to be reported to the CPSC under Section 15 of the Consumer Product Safety Act, and the Company is not aware of any information currently that would require reporting to the CPSC with the possibility of a recall or other corrective action.

Section 3.10.      Tax Matters. Except as would not constitute a Company Material Adverse Effect:

(a)              Each of the Company and its Subsidiaries has timely filed or caused to be timely filed (after taking into account all applicable extensions) all Tax Returns required to be filed by any of them. All such Tax Returns are true, complete and correct in all respects.

(b)              Each of the Company and its Subsidiaries has timely paid or caused to be timely paid all Taxes due by any of them (including Taxes required to be withheld from payments to third parties), except for Taxes for which adequate reserves have been established, in accordance with GAAP, in the financial statements included in the Company SEC Documents filed prior to the date hereof.

(c)              There are no pending audits, examinations, investigations or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries, and no written notification has been received by the Company or any of its Subsidiaries that such an audit, examination, investigation or other proceeding in respect of Taxes is proposed or threatened. No Governmental Entity has asserted in writing any deficiency, claim or proposed adjustment with respect to Taxes of the Company or any of its Subsidiaries, which deficiency, claim or proposed adjustment has not been satisfied by payment, settled, withdrawn or otherwise contested and adequately reserved for under GAAP.

(d)               No claim has been made in writing within the past three (3) years by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is or may be required to file Tax Returns in, or subject to income or franchise Tax by that jurisdiction.

(e)               There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(f)                Neither the Company nor any of its Subsidiaries (i) is a party to any Tax allocation, sharing or indemnity agreement (other than (A) any Tax indemnification provisions in ordinary course commercial agreements or agreements that are not primarily related to Taxes and (B) any agreement solely between or among any of the Company and its Subsidiaries) or (ii) is liable for any Taxes of any other Person (other than the Company or its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law) or as a transferee or successor.

(g)               Neither the Company nor any of its Subsidiaries has waived any statute of limitations applicable to, or consented to extend, the time in which any Tax may be assessed or collected by any Governmental Entity or in which any Tax Return may be filed, which waiver or extension is still in effect or which Tax Return has not since been filed.

(h)               Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i)                 Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two-year period ending on the date of this Agreement (or will constitute such a corporation in the two-year period ending on the Effective Time).

(j)                 The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k)               Neither the Company nor any of its Subsidiaries has elected to defer any Taxes payable by the Company or any of its Subsidiaries pursuant to Section 2302 of the CARES Act or any similar applicable federal, state or local Law.

Section 3.11.      Liabilities.

(a)               Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected in the consolidated balance sheet of the Company, other than liabilities and obligations (i) reserved against or reflected in the Company’s consolidated balance sheet for the fiscal year ended January 30, 2021 included in the Company SEC Documents (including in the notes thereto), (ii) incurred in the ordinary course of business consistent with past practice since January 30, 2021, (iii) incurred in connection with the Company’s sale process, including the transactions contemplated by this Agreement, the entry into this Agreement and the performance of the transactions contemplated by this Agreement or (iv) that would not constitute a Company Material Adverse Effect.

(b)               Neither the Company nor any of its Subsidiaries has applied for or received any loan under the paycheck protection program or relief pursuant to the CARES Act or any similar applicable federal, state or local Law.

Section 3.12.      Litigation. There is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their properties, rights or assets that constitutes a Company Material Adverse Effect, and there is no Order imposed upon or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their properties, rights or assets that constitutes a Company Material Adverse Effect.

Section 3.13.      Employees and Employee Benefit Plans.

(a)               Section 3.13(a) of the Company Disclosure Schedule contains a list of each material Company Benefit Plan. The Company has made available to Parent copies of (i) each material Company Benefit Plan (or, with respect to any unwritten material Company Benefit Plan, a written description of the material terms thereof) and (ii) to the extent applicable, (A) the most recent annual report on Form 5500 filed and all schedules thereto filed with respect to such Company Benefit Plan, (B) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan, (C) the most recent Internal Revenue Service opinion or favorable determination letter, and (D) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan.

(b)               Except as would not constitute a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained in compliance with its terms and with the requirements of applicable Law, (ii) all employer contributions, premiums and expenses to or in respect of each Company Benefit Plan have been paid in full or, to the extent not yet due, have been adequately accrued on the applicable financial statements of the Company included in the Company SEC Documents in accordance with GAAP, and (iii) each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service.

(c)               Except as would not constitute a Company Material Adverse Effect, no Company Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and, during the immediately preceding six (6) years, none of the Company, its Subsidiaries or any of their respective ERISA Affiliates has contributed to, or been required to contribute to, a plan subject to Title IV of ERISA or Section 412 of the Code.

(d)               Except as would not constitute a Company Material Adverse Effect, no Company Benefit Plan provides health insurance, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than as required by Section 4980B of the Code or other applicable Law.

(e)               Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (alone or in combination with any other event) (i) entitle any officer, director or employee of the Company or any of its Subsidiaries to severance or termination pay pursuant to a Company Benefit Plan, (ii) accelerate the time of payment or vesting, result in any forgiveness of indebtedness or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable pursuant to, any Company Benefit Plan or (iii) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any officer, director or employee of the Company or any of its Subsidiaries.

(f)                Neither the Company nor any of its Subsidiaries (i) has agreed to recognize any labor union, works council or labor organization, nor has any labor union, works council or labor organization been certified as the exclusive bargaining representative of any employees of the Company or any of its Subsidiaries, (ii) is a party to or otherwise bound by, or currently negotiating, any collective bargaining agreement or other Contract with a labor union, works council or labor organization or (iii) as of the date hereof is the subject of any material proceeding seeking to compel it to bargain with any labor union, works council or labor organization, nor, to the Knowledge of the Company, is any such proceeding threatened. Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, withholding of Taxes, worker classification, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters. The consent or consultation of, or the rendering of formal advice by, any labor union, works council or other labor organization is not required by applicable Law or any agreement with such employee representative body for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

Section 3.14.      Intellectual Property.

(a)               Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries exclusively own all Company Intellectual Property. As of the date hereof, no Actions are pending or, to the Knowledge of the Company, since January 25, 2020, threatened, (i) challenging the ownership, enforceability or validity of any Company Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property, other than, in each case, as would not constitute a Company Material Adverse Effect.

(b)               Except as would not constitute a Company Material Adverse Effect, to the Knowledge of the Company, (i) no Person is violating, misappropriating or infringing any of the Company Intellectual Property, and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person.

(c)               Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries take, and since January 25, 2020 have taken commercially reasonable actions to (i) maintain and preserve the Company Intellectual Property and (ii) protect and preserve, through the use of customary non-disclosure agreements the confidentiality of the trade secrets that comprise any part of the Company Intellectual Property.

(d)               Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with: (i) their respective privacy and security representations, policies and terms of use, (ii) the Payment Card Industry Data Security Standards and (iii) with all applicable data protection, privacy and other Laws governing the collection, use, storage, distribution, transfer or disclosure of any personal information or data.

(e)               Except as would not constitute a Company Material Adverse Effect, (i) no third Person has possession of, or any current or contingent right to access or possess, any material proprietary source code of the Company or any of its Subsidiaries, except pursuant to written agreements requiring such Person to maintain the confidentiality of such source code entered into in the ordinary course of business, and (ii) the material proprietary software containing proprietary source code of the Company and its Subsidiaries that is distributed or made available to third parties does not incorporate or interact with any “open source” software in a manner that would require the Company or its Subsidiaries to make such source code available to other third parties.

(f)                Except as would not constitute a Company Material Adverse Effect, to the Knowledge of the Company, since January 25, 2020, there has been no data security breach or other material third-Person unauthorized access of the data, computers or information technology systems of the Company and its Subsidiaries.

(g)             Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.14 are the sole and exclusive representations and warranties of the Company with respect to intellectual property matters.

Section 3.15.      Material Contracts.

(a)               Except as would not constitute a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is in breach of or default under, nor, to the Knowledge of the Company, has it received written notice alleging it to be in breach of or default under, the terms of any Material Contract, (ii) to the Knowledge of the Company, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract, (iii) each Material Contract is a valid, binding and enforceable obligation of the Company or its Subsidiary that is a party thereto and is in full force and effect, except as limited by the Enforceability Exceptions and (iv) no event has occurred which would result in a breach of or default under any Material Contract (in each case, with or without notice, lapse of time or both) by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto.

(b)               A true and complete list of the Material Contracts as of the date hereof (other than Real Property Leases requiring aggregate annual payments, to or on behalf of the landlord under such Real Property Lease, of not more than $2 million) is set forth in Section 3.15(b) of the Company Disclosure Schedule. The Company has made available to Parent a true and complete copy of each Material Contract (other than Real Property Leases requiring aggregate annual payments, to or on behalf of the landlord under such Real Property Lease, of not more than $2 million), each as amended to the date hereof. For purposes of this Agreement, the term “Material Contract” means any of the following Contracts (together with all exhibits and schedules thereto), excluding any Company Benefit Plan, to which the Company or any of its Subsidiaries is a party as of the date hereof:

(i)                 any limited liability company, partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any limited liability company, partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole, other than any such limited liability company, partnership or joint venture that is a Subsidiary of the Company;

(ii)              any Contract (other than between or among the Company and any of its Subsidiaries or between or among any of the Subsidiaries of the Company) (x) relating to (A) indebtedness for borrowed money in excess of $5 million, (B) other indebtedness of the Company or its Subsidiaries in excess of $5 million evidenced by credit agreements, notes, bonds, indentures, securities or debentures, (C) any financial guaranty by the Company or its Subsidiaries of indebtedness of any other Person described in clauses (A) or (B), and (D) swaps, options, derivatives and other hedging arrangements entered into by the Company or its Subsidiaries in connection with indebtedness described in clauses (A), (B) or (C) or (y) containing any limitation on the ability of the Company or any of its Subsidiaries to incur indebtedness for borrowed money, give guarantees of indebtedness for borrowed money of the Company or any of its Subsidiaries, or incur Liens other than Permitted Liens;

(iii)            any Contract that (A) limits the right of the Company or its Subsidiaries to engage or compete in any line of business or to compete or operate in any location, (B) provides for “exclusivity” in favor of any third party or (C) grants any rights of first refusal, rights of first negotiation, or “most favored nation” rights to any third party, in each case, in any respect material to the business of the Company and its Subsidiaries, taken as a whole;

(iv)            any Contract (A) that relates to the acquisition or disposition of any business, assets or properties of or by the Company or its Subsidiaries, whether by way of merger, consolidation, purchase of stock or assets or otherwise, and that contains material continuing representations, covenants, indemnities or other obligations of the Company (other than those set forth in Section 3.15(b)(viii) below) or (B) pursuant to which the Company or any of its Subsidiaries has continuing indemnification, “earn-out” or other contingent payment obligations, in each case that would reasonably be expected to result in payments in excess of $2 million;

(v)              any Contract with any of the ten (10) largest suppliers or vendors of the Company (other than professional advisors), in each case by dollar amount for the fiscal year ending January 30, 2021 (other than any purchase orders, invoices, work orders, statements of work or similar arrangements for the purchase of inventory);

(vi)            any Contract for capital expenditures which requires aggregate future payments in excess of $2 million;

(vii)           any Contract (other than any (A) purchase and sale agreement entered into by the Company or any of its Subsidiaries in connection with any sale leaseback arrangements with respect to real property or (B) purchase orders, invoices, work orders, statements of work or similar arrangements) to which the Company or any of its Subsidiaries is a party pursuant to which the Company and its Subsidiaries, collectively, received or paid in excess of $4 million during the 12-month period ended January 30, 2021;

(viii)          each (A) Real Property Lease, (B) any Contract pursuant to which the Company or any of its Subsidiaries is a lessor or lessee of any machinery, equipment, office furniture or other personal property, in each case requiring by its terms aggregate payments by the Company or any of its Subsidiaries in excess of $2 million for the 12 month period ending January 30, 2021 and (C) any purchase and sale agreement entered into by the Company or any of its Subsidiaries in connection with any sale leaseback arrangements with respect to real property since January 26, 2019;

(ix)             any Contract involving any resolution or settlement since January 25, 2020 of any actual or threatened Action involving the Company or any of its Subsidiaries involving (A) a payment in excess of $2 million or (B) any material ongoing requirements or restrictions on the Company or any of its Subsidiaries;

(x)               any Contract that expressly prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, or prohibits the pledging of the capital stock of the Company or any of its Subsidiaries;

(xi)             any Contract under which the Company or any of its Subsidiaries uses or has the right to use any Intellectual Property licensed from third parties or under which the Company or any of its Subsidiaries grants any third party the right to license or use Company Intellectual Property, in each case that provides for payments by or to the Company and its Subsidiaries of $2 million or more per annum (other than non-exclusive, “off-the-shelf” software licenses);

(xii)            any voting agreement, voting trust, stockholder agreement or other Contract applicable to, or governing the voting of, any shares of capital stock of the Company or equity, membership, partnership or other interests in any of the Subsidiaries of the Company; and

(xiii)           any Contract required to be filed by the Company with the SEC as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K.

Section 3.16.      Real and Personal Property.

(a)               Section 3.16(a) of the Company Disclosure Schedule sets forth the address and description of all real property owned by the Company or any of its Subsidiaries (together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, “Owned Real Property”). With respect to the Owned Real Property, except as set forth on Section 3.16(a) of the Company Disclosure Schedule, (i) the Company or one or more of its Subsidiaries (as the case may be) has good, valid and marketable fee simple title to such Owned Real Property, which are free and clear of Liens, except for Permitted Liens, (ii) there are no outstanding options, rights of first offer or rights of first refusal or other rights to purchase such Owned Real Property or any portion thereof or interests therein, and (iii) neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase, acquire, dispose or sell any interest in real property.

(b)               Section 3.16(b) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all leases and subleases pursuant to which the Company or any of its Subsidiaries is a party as of the date hereof with respect to real property leased or subleased by the Company or any of its Subsidiaries requiring aggregate annual payments, to or on behalf of the landlord under such lease or sublease, as applicable, of more than $2 million (“Real Property Leases” and together with the Owned Real Property, “Real Property”). Except as would not constitute a Company Material Adverse Effect, the Company or one of its Subsidiaries has valid and enforceable leasehold estates in or other rights to use all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries, free and clear of all Liens, except for Permitted Liens.

(c)               Except as would not constitute a Company Material Adverse Effect, (i) the Company and its Subsidiaries have good and valid title to, or valid and enforceable rights to use under existing franchises, easements or licenses of, or valid and enforceable leasehold interests in, all of their material tangible personal properties and assets necessary to carry on their businesses as currently conducted, free and clear of all Liens, except for Permitted Liens, (ii) there are no condemnation or rezoning proceedings pending or, to the Knowledge of the Company, threatened with respect to any of the Real Property and (iii) none of the Company or any of its Subsidiaries has received or delivered written notice of any violation of any easement or reciprocal easement, covenants or restrictions of record affecting any Real Property.

(d)               Except as set forth on Section 3.16(d) of the Seller Disclosure Schedule, as of the date hereof, there has been no base rent deferred under any Real Property Lease due to COVID-19 that is currently unpaid or outstanding.

Section 3.17.      Environmental Laws. Except as would not constitute a Company Material Adverse Effect, to the Knowledge of the Company, (a) the Company and its Subsidiaries are not in violation of any Environmental Law, and (b) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notification alleging that it has any material liability or material obligation under any Environmental Law or in connection with any release or threatened release of Materials of Environmental Concern, except to the extent such matter has been fully resolved with the appropriate Governmental Entity.

Section 3.18.      Insurance Policies. Except as would not constitute a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid, and (b) neither the Company nor any of its Subsidiaries is in breach of or default under any such insurance policies, and to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with or without notice, lapse of time or both, would constitute such a breach or default or permit termination or adverse modification of any such insurance policies. Except as would not constitute a Company Material Adverse Effect, as of the date hereof, the Company has not received any written notice of termination, cancellation or non-renewal or material premium increase with respect to any such insurance policy nor, to the Knowledge of the Company, are any of the foregoing threatened, and there is no claim pending under any such insurance policies as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.19.      Brokers. No broker, finder, investment banker, financial advisor or other similar Person, other than the Special Committee Financial Advisor, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a true and complete copy of the engagement letter between the Company and the Special Committee Financial Advisor relating to the transactions contemplated by this Agreement, which agreement discloses all fees payable and other material obligations thereunder.

Section 3.20.      Takeover Statutes Not Applicable; No Rights Plan. Assuming the accuracy of the representations and warranties in Section 4.9, each of the Special Committee and the Company Board has approved this Agreement, the Merger and the other transactions contemplated hereby and thereby for purposes of exempting the Merger, such other transactions, Parent, Merger Sub and their Affiliates from the restrictions on “business combinations” set forth in Article X of the Charter. Assuming the accuracy of the representations and warranties in Section 4.9, the transactions contemplated by this Agreement, including the Merger, are exempt from any “moratorium,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law, including Section 203 of the DGCL, or any similar anti-takeover provision in the certificate of incorporation or bylaws of the Company (including, without limitation, Article X of the Charter as in effect on the date hereof and as immediately prior to the Effective Time).

The Company is not party to any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

Section 3.21.      Related Party Transactions. Neither the Company nor any of its Subsidiaries is a party to any agreement, commitment or transaction with or for the benefit of any Person that is required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that is not so disclosed.

Section 3.22.      Exclusivity of Representations. Except for the representations and warranties expressly set forth in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates, and for the avoidance of doubt, neither the Company nor any of its Affiliates makes any express or implied representation or warranty with respect to the Evaluation Material (as defined in the Confidentiality Agreement).

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the disclosure letter delivered by Parent to the Company prior to entering into this Agreement (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that (i) disclosure of any item in any section or subsection of the Parent Disclosure Schedule, whether or not an explicit cross reference appears, shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure, and (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Parent Material Adverse Effect or that the inclusion of such item in the Parent Disclosure Schedule is required), Parent and Merger Sub jointly and severally hereby represent and warrant to the Company as follows:

Section 4.1.        Organization. Parent is a corporation and Merger Sub is a corporation, in each case, duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the Laws of its respective jurisdiction of organization and each has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted, except where the failure to be in good standing or to have such corporate or similar power and authority would not constitute a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize that concept) as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification or licensing, except in such jurisdictions where the failure to be so qualified or licensed or to be in good standing would not constitute a Parent Material Adverse Effect. For purposes of this Agreement, a “Parent Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that, individually or in the aggregate, materially impairs, materially delays or prevents, or would reasonably be expected to materially impair, materially delay or prevent, Parent or Merger Sub from consummating the Merger. Parent has made available to the Company true, complete and correct copies of the organizational or governing documents of Parent and Merger Sub, in each case as amended and in effect as of the date of this Agreement. Except as would not constitute a Parent Material Adverse Effect, neither Parent nor Merger Sub is in violation of any provision of its certificate of incorporation or bylaws (or similar organization documents).

Section 4.2.          Merger Sub.

(a)               The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned indirectly by Parent (through wholly owned subsidiaries of Parent) free and clear of all Liens.

(b)               Merger Sub has been formed solely for the purpose of the Merger and, prior to the Effective Time, will have engaged in no other business activities and will have owned no assets and incurred no liabilities or obligations other than in connection with the transactions contemplated hereby and activities incidental to its formation.

Section 4.3.          Authority. Each of Parent and Merger Sub has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and, following the adoption of this Agreement by a subsidiary of Parent, as the sole stockholder of Merger Sub, the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary actions on the part of each of Parent and Merger Sub. Immediately following the execution of this Agreement, a subsidiary of Parent, as the sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger and the other transactions contemplated hereby, and no other actions on the part of Parent or Merger Sub or any other Subsidiary of Parent are necessary to authorize the consummation of the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming the due and valid authorization, execution and delivery of this Agreement by the Company) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as limited by the Enforceability Exceptions.

Section 4.4.          Consents and Approvals; No Violations. Except as may be required under, and other applicable requirements of, the Exchange Act, the HSR Act, the DGCL, the rules and regulations of NYSE, state securities laws, and foreign and supranational laws relating to antitrust and competition clearances and other applicable Regulatory Laws, neither the execution, delivery or performance of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated hereby will (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws, or similar organizational documents, of Parent or Merger Sub or any other Subsidiary of Parent, (ii) require Parent or Merger Sub or any other Subsidiary of Parent to make any notice to, or filing with, or obtain any permit, authorization, consent or approval of, any Governmental Entity of competent jurisdiction, or (iii) assuming compliance with the matters referred to in clause (ii), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, require any consent by any Person under, constitute a default, or an event that, with or without notice, lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation under, or the loss of a benefit under, any Contract to which Parent or Merger Sub or any other Subsidiary of Parent is a party, or result in the creation or imposition of any Lien on any asset of Parent or Merger Sub or any other Subsidiary of Parent, with such exceptions, in the case of each of clauses (ii) and (iii), as would not constitute a Parent Material Adverse Effect.

Section 4.5.          Information Supplied. None of the written information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of the Company or its Subsidiaries.

Section 4.6.          Litigation. There is no Action pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries (including Merger Sub) or any of their properties, rights or assets that constitutes a Parent Material Adverse Effect. There is no Order imposed upon or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries (including Merger Sub) or any of their properties, rights or assets that constitutes a Parent Material Adverse Effect.

Section 4.7.          Financing.

(a)               Parent is party to and has accepted a fully executed commitment letter, dated May 6, 2021 (together with all exhibits and schedules thereto, the “Debt Commitment Letter”), from the Lenders pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)               Parent is a party to and has accepted a fully executed commitment letter, dated May 6, 2021 (together with all exhibits and schedules thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), from the Equity Investors pursuant to which the Equity Investors have agreed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein. The cash equity committed pursuant to the Equity Commitment Letter is collectively referred to in this Agreement as the “Cash Equity.” The Cash Equity and the Debt Financing are collectively referred to in this Agreement as the “Financing.”

(c)               Parent and Merger Sub have delivered to the Company true, complete and correct copies of the executed Commitment Letters and any fee letters (including any “flex” and “securities demand” provisions) related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions (including any “flex” and “securities demand” provisions) that are customarily redacted in connection with transactions of this type and that could not in any event adversely affect the availability, conditionality, enforceability or amount of the Financing.

(d)               Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Financing or any contingencies that would permit the Lenders or the Equity Investors to reduce the total amount of the Financing, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. As of the date of this Agreement, assuming satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Sections 6.1 and 6.2, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis all of the terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Parent or Merger Sub have knowledge that any of the Lenders or the Equity Investors will not perform its obligations thereunder. As of the date of this Agreement, there are no side letters, understandings or other agreements, Contracts or arrangements of any kind relating to the Commitment Letters that could adversely affect the availability, conditionality, enforceability or amount of the Financing contemplated by the Commitment Letters (other than original issue discount provisions as part of the “flex” and “securities demand” terms in the fee letter relating to the Debt Commitment Letter).

(e)               The Financing, when funded in accordance with the Commitment Letters, will provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Commitment Letters on the Closing Date, including the payment of the Merger Consideration, any payments pursuant to Section 2.7(g), any payments pursuant to Section 2.8, payment of any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, and any repayment, redemption or refinancing of any outstanding indebtedness of Parent, the Company and their respective Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement or the Commitment Letters (such amounts, collectively, the “Merger Amounts”).

(f)                As of the date of this Agreement, the Commitment Letters constitute the legal, valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, of all the other parties thereto, except as limited by the Enforceability Exceptions, and are in full force and effect. As of the date of this Agreement, (i) no event has occurred which (with or without notice, lapse of time or both) would constitute a breach or failure to satisfy a condition by Parent or Merger Sub under the terms and conditions of the Commitment Letters, and (ii) assuming satisfaction or waiver (to the extent permitted by Law) of the conditions set forth in Sections 6.1 and 6.2, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied by Parent or Merger Sub, as applicable, on a timely basis or that the Financing will not be available to Parent on the Closing Date. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement. As of the date hereof, (x) none of the Commitment Letters has been modified, amended or altered and (y) none of the respective commitments under any of the Commitment Letters has been withdrawn, terminated or rescinded in any respect, and, to the Knowledge of Parent, no withdrawal, termination or rescission thereof is contemplated. To the Knowledge of Parent, no modification of, or amendment or alteration to, the Commitment Letters is currently contemplated except for the addition as parties to the Debt Commitment Letter of Lenders, lead arrangers, bookrunners, agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof.

(g)               In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

Section 4.8.          Limited Guarantee. Concurrently with the execution of this Agreement, Guarantor has delivered to the Company a true, complete and correct copy of the duly executed Limited Guarantee. The Limited Guarantee is (assuming the due and valid authorization, execution and delivery of such Limited Guarantee by the Company) in full force and effect, has not been amended, modified, withdrawn or rescinded in any respect, and is the legal, valid, binding and enforceable obligation of Guarantor, subject to the Enforceability Exceptions. As of the date hereof, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Guarantor under the Limited Guarantee.

Section 4.9.          No Ownership of Company Capital Stock. Except for this Agreement, as of the date hereof and at all times prior to the time that is immediately prior to the Effective Time, (a) other than any Rollover Shares and Rollover Agreements, neither Parent nor any of its Subsidiaries, (including Merger Sub) (i) beneficially owns Shares, directly or indirectly, (ii) has (A) the right to acquire Shares pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise or (B) the right to vote Shares pursuant to any agreement, arrangement or understanding; or (iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting, or disposing of Shares with any person that beneficially owns, or whose affiliates or associates beneficially own, directly or directly, Shares, and (b) neither Parent nor any of its Affiliates is an “affiliate” or “associate” (each as defined in the Charter) with respect to the Company.

Section 4.10.      No Stockholder and Management Arrangements. Except as expressly authorized by the Company, as of the date hereof, neither Parent or Merger Sub, nor any of their respective Affiliates, is a party to any Contracts with any stockholder, director, officer or other Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment).

Section 4.11.      Brokers. No broker, finder, investment banker, financial advisor or other similar Person, other than those, the fees and expenses of which will be paid by Parent or its Affiliates, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates.

Section 4.12.      Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. As of the Effective Time, assuming (a) the satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2 and (b) (i) the representations and warranties of the Company contained in this Agreement (other than those qualified by materiality or “Company Material Adverse Effect”) are true and correct in all material respects and (ii) the representations and warranties of the Company contained in this Agreement that are qualified by materiality or “Company Material Adverse Effect” are true and correct in all respects after giving effect to all of the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Merger Consideration and the other Merger Amounts, the Surviving Corporation and its Subsidiaries, taken as a whole, will be Solvent. For purposes of this Section 4.12, the term “Solvent” means, with respect to any Person as of a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of such Person exceeds its debts, (b) such Person has not incurred debts beyond its ability to pay such debts as such debts mature and (c) such Person does not have unreasonably small capital with which to conduct its business. For purposes of this Section 4.12, “debt” means any liability whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. For purposes of this Section 4.12, the amount of any unliquidated or contingent liabilities at any time shall be the maximum amount which, in light of all the facts and circumstances existing at such time, could reasonably be expected to become an actual or matured liability.

Section 4.13.      Exclusivity of Representations. Except for the representations and warranties expressly set forth in this Article IV, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent or Merger Sub or any of their respective Affiliates.

Section 4.14.      No Other Company Representations or Warranties.

(a)               Each of Parent and Merger Sub acknowledges that (i) it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company which it and its Representatives have desired, requested or required to review, (ii) it and its Representatives have had reasonable opportunity to meet with the management of the Company and to discuss the business and assets of the Company, (iii) it and its Representatives have been afforded the opportunity to ask questions of and receive answers from personnel of the Company and (iv) it has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby.

(b)               Each of Parent and Merger Sub acknowledges that neither the Company nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, its Affiliates (including Merger Sub) and their respective Representatives (and has not relied on any representation, warranty or other statement made by the Company or any Person on behalf of the Company or any of its Subsidiaries), except for the representations and warranties expressly set forth in Article III (which includes exceptions set forth therein and in the Company Disclosure Schedule), and that all other representations and warranties, express or implied, are specifically disclaimed. Except for the representations and warranties expressly set forth in Article III (after taking into account exceptions set forth therein and in the Company Disclosure Schedule), neither the Company nor any other Person shall be subject to any liability to Parent, Merger Sub or any other Person resulting from the Company’s making available to Parent, its Affiliates (including Merger Sub) or any of their respective Representatives, or any such Person’s use of or reliance on, such information, including any Evaluation Material (as defined in the Confidentiality Agreement) or presentation materials delivered to Parent, its Affiliates (including Merger Sub) or any of their respective Representatives, as subsequently updated, supplemented or amended, or any information, documents or material made available to Parent, its Affiliates (including Merger Sub) or any of their respective Representatives in the due diligence materials provided to Parent, its Affiliates (including Merger Sub) or any of their respective Representatives, including in any “data room,” management presentation (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement (collectively, the “Company Information”). Without limiting the foregoing, except for the representations and warranties expressly set forth in Article III (which includes exceptions set forth therein and in the Company Disclosure Schedule), the Company makes no representation or warranty, express or implied, to Parent or Merger Sub or any other Person with respect to (i) the information set forth in the Company Information, (ii) any financial projection or forecast relating to the Company or any of its Subsidiaries, whether or not included in the Company Information or (iii) any other information concerning the Company, any of its Subsidiaries or the transactions contemplated hereby.

ARTICLE V

Covenants

Section 5.1.          Conduct of Business by the Company Pending the Merger.

(a)               From and after the date hereof and prior to the Effective Time or the earlier termination of this Agreement, except (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (ii) as required by applicable Law, (iii) any COVID-19 Response taken or omitted to be taken, after written notice provided reasonably in advance of such action or omission to and, to the extent practicable under the circumstances, consultation with, Parent, (iv) as expressly contemplated by this Agreement or (v) as otherwise set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall, and shall cause its Subsidiaries to, carry on its business in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve its business organization intact and maintain existing relations with suppliers and other third parties with whom the Company and its Subsidiaries have significant business relationships; provided, however, that no action by the Company or its Subsidiaries with respect to matters permitted by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action would constitute a breach of such other provision of Section 5.1(b).

(b)               From and after the date hereof and prior to the Effective Time or the earlier termination of this Agreement, except (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement or (iv) as otherwise set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)             declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or equity interests, except for dividends or distributions by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company;

(ii)            other than in the case of wholly owned Subsidiaries, split, combine, subdivide, adjust, amend the terms of or reclassify any of its capital stock or equity interests;

(iii)          issue, deliver, sell, pledge, grant, transfer or otherwise encumber any shares of its capital stock or other equity securities or any option, warrant or other right to acquire or receive any shares of its capital stock or other equity securities, or redeem, purchase or otherwise acquire any shares of its capital stock or other equity securities, other than (A) in connection with the exercise, vesting or settlement, as applicable, of Company Equity Awards outstanding as of the date of this Agreement or granted in accordance with this Agreement, including with respect to the satisfaction of Tax withholding and, with respect to Company Stock Options outstanding as of the date of this Agreement or granted in accordance with this Agreement, the payment of the exercise price, (B) the issuance of any shares of capital stock or equity interests to the Company or any wholly owned Subsidiary of the Company and (C) the grant of any Liens to secure obligations of the Company or any of its Subsidiaries in respect of any indebtedness permitted under clause (ix) below;

(iv)          amend the certificate of incorporation or bylaws of the Company, or amend other similar organizational documents of any of its Subsidiaries, except, in the case of Subsidiaries, for amendments that would not be materially adverse to the Company or adversely impact the transactions contemplated hereby;

(v)           other than (A) acquisitions of inventory, raw materials and other property in the ordinary course of business consistent with past practice, (B) pursuant to transactions that would be permissible under clause (vi) below, (C) pursuant to transactions that would be permissible under clause (vii) below, or (D) in transactions among wholly owned Subsidiaries of the Company, acquire (by merger, consolidation, purchase of stock or assets or otherwise) any entity, business or assets that constitute a business or division of any Person or make any investments in or loans or capital contributions to any other Person (other than the Company or any of its wholly owned Subsidiaries);

(vi)          other than contemplated by the capital budget of the Company made available to Parent prior to the date hereof, make any capital expenditures that exceed $5 million in the aggregate;

(vii)         other than in the ordinary course of business consistent with past practice (excluding in all cases, for the avoidance of doubt, any such transactions referred to in clause (viii)) or in transactions among wholly owned Subsidiaries of the Company, sell, lease, license, allow the expiration or lapse of (with respect to Intellectual Property registration or applications material to the business of the Company or its Subsidiaries as currently conducted), encumber (other than Liens securing indebtedness permitted under clause (ix) below or Permitted Liens) or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise) any entity, business or assets for a purchase price or, if no purchase price is received, with a value in excess of $1 million individually or $2 million in the aggregate;

(viii)        enter into any agreement for the sale and leaseback of any Real Property or interest in real property;

(ix)           create, incur, assume or otherwise be liable with respect to, or modify the terms of, any indebtedness for borrowed money, excluding (A) indebtedness (including guarantees) solely among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries or (B) indebtedness incurred pursuant to the terms of the Contracts set forth on Section 5.1(b)(ix) of the Company Disclosure Schedule; provided, however, that any indebtedness incurred or modified in accordance with this Section 5.1(b)(ix) shall not reasonably be expected to adversely affect the ability of Parent or Merger Sub to consummate the Financing or the ability of the Company to comply with its obligations in Section 5.20;

(x)            other than in the ordinary course of business consistent with past practice, renew or extend, materially amend or terminate (other than renewals, extensions or terminations upon expiration of the term thereof in accordance with the terms thereof), or waive any material right, remedy or default under, any Material Contract, or enter into or materially amend any Contract that, if existing on the date hereof, would be a Material Contract, in each case of the types referred to in clauses (i), (iii), (iv), (v), (vii), (x), (xii) or (xiii) of Section 3.15(b), other than entering into any Contract solely to the extent effecting a capital expenditure, acquisition, disposition, or other transaction permitted by this Section 5.1(b);

(xi)           merge, combine or consolidate the Company or any of its Subsidiaries with and into any other Person, other than, in the case of any Subsidiary of the Company, to effect any acquisition permitted by clause (v) or any disposition permitted by clause (vii) and other than transactions solely among wholly owned Subsidiaries of the Company;

(xii)         adopt or enter into a plan of complete or partial liquidation, restructuring, capitalization, reorganization or dissolution (other than with respect to or among wholly owned Subsidiaries of the Company);

(xiii)        waive, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $2 million in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof), and (B) that do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(xiv)        except as required by any Company Benefit Plan or applicable Law, (A) increase the compensation or severance benefits of any director, officer, individual independent contractor or employee of the Company or any of its Subsidiaries, except for increases in base salary and payments of cash incentive compensation to non-executive officers, in each case, in the ordinary course of business consistent with past practice, (B) adopt any material new employee benefit plan or arrangement or materially amend, modify or terminate any existing Company Benefit Plan, in each case, other than (1) as would not materially increase the cost to the Company or its Subsidiaries or (2) offer letters that are entered into in the ordinary course of business consistent with past practice with newly hired employees who are not executive officers and that do not provide for any severance benefits, (C) take any action to accelerate the vesting or payment, or the funding of any payment or benefit under, any Company Benefit Plan, (D) recognize any union, works council or other labor organization as the representative of any of the employees of the Company or any of its Subsidiaries or enter into any collective bargaining agreements or (E) hire or terminate the employment or services of any executive officer of the Company, other than because such executive officer committed an act or omission constituting cause or due to permanent disability;

(xv)          make any change in financial accounting methods, principles, policies or practices of the Company or any of its Subsidiaries, except insofar as may be required by GAAP (or any interpretation or enforcement thereof) or applicable Law;

(xvi)         (A) make, change or revoke any material Tax election, (B) enter into any settlement or compromise of any material Tax liability, (C) file any amended material Tax Return that would result in a change in Tax liability, taxable income or loss, (D) adopt or change any method of Tax accounting or annual Tax accounting period, (E) enter into any closing agreement relating to any material Tax liability, (F) agree to extend the statute of limitations in respect of any material amount of Taxes or (G) surrender any right to claim a material Tax refund;

(xvii)        guarantee any indebtedness of another Person (other than the Company or any of its Subsidiaries), enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than the Company or any of its Subsidiaries) or enter into any arrangement having the economic effect of any of the foregoing;

(xviii)      enter into any new line of business outside of the Company’s and its Subsidiaries’ existing businesses on the date of this Agreement;

(xix)          adopt a shareholder rights plan or “poison pill”;

(xx)           enter into or amend any Contract with, or make any payment to, any former or present director or officer of the Company or any of its Subsidiaries or Affiliates of any of the foregoing Persons or any other Person covered under Item 404 of Regulation S-K under the Securities Act (other than any payments pursuant to Section 5.1(b)(xiv)); or

(xxi)          agree to take, make any commitment to take, or adopt any resolutions of the Company Board or any committee thereof (including the Special Committee) in support of, any of the foregoing.

(c)               Except as expressly contemplated by this Agreement, none of Parent, Merger Sub or the Company shall take or permit any of their respective Subsidiaries to take any action that could reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Merger and the other transactions contemplated hereby.

(d)              Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2.                      Go-Shop; Acquisition Proposals.

(a)             Except as permitted by this Section 5.2, the Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and their directors, officers, employees, other Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly (i) initiate or solicit, or knowingly facilitate or encourage, any inquiries, discussions or requests with respect to or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal (an “Inquiry”), (ii) engage in or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal or Inquiry or that would reasonably be expected to lead to an Acquisition Proposal, or provide any access to its properties, books or records or any non-public information to any Person relating to the Company or any of its Subsidiaries in connection with the foregoing, (iii) enter into any other acquisition agreement, option agreement, joint venture agreement, partnership agreement, letter of intent, term sheet, merger agreement or similar agreement (other than an Acceptable Confidentiality Agreement) with respect to an Acquisition Proposal (an “Alternative Acquisition Agreement”), (iv) approve, endorse, declare advisable or recommend any Acquisition Proposal, (v) take any action to make the provisions of any Takeover Statute or any restrictive provision of any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company inapplicable to any transactions contemplated by any Acquisition Proposal or (vi) authorize, commit to, agree or publicly propose to do any of the foregoing.

(i)             Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on June 14, 2021 (the “No-Shop Period Start Date”), the Company and its Representatives shall have the right to (A) initiate or solicit, or knowingly facilitate or encourage, any Inquiry and (B) engage in or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal or Inquiry or that would reasonably be expected to lead to an Acquisition Proposal, or, subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement, provide any access to its properties, books or records or any non-public information to any Person (and its Representatives and prospective equity and debt financing sources subject to the terms and conditions of such Acceptable Confidentiality Agreement applicable to such Person) relating to the Company or any of its Subsidiaries in connection with the foregoing; provided that (x) the Company will provide to Parent any information relating to the Company or any of the Company’s Subsidiaries that was not previously provided or made available to Parent substantially concurrently with (and in any event within twenty-four (24) hours after) the time it is furnished to such Person (and its Representatives and prospective equity and debt financing sources) and (y) the Company and its Subsidiaries will not pay, agree to pay or cause to be paid or reimburse, agree to reimburse or cause to be reimbursed, the expenses of any such Person in connection with any Acquisition Proposals or Inquiries.

(ii)           On the No-Shop Period Start Date, the Company shall notify Parent in writing of (x) the number of parties with which the Company entered into an Acceptable Confidentiality Agreement and (y) the number of parties that submitted an Acquisition Proposal after the date of this Agreement and prior to or on the No-Shop Period Start Date, which notice shall include a summary of all material terms of any pending Acquisition Proposals that were made in writing by any Excluded Party.

(iii)           On the No-Shop Period Start Date, the Company shall, and shall cause its Subsidiaries and its and their directors, officers and employees and shall instruct its Affiliates and other Representatives to immediately cease all solicitations, discussions and negotiations with any Persons (other than Parent and its Representatives and any Excluded Party and its Representatives) that may be ongoing with respect to an Acquisition Proposal or Inquiry and request that each such Person (other than Parent and its Representatives and any Excluded Party and its Representatives) promptly return or destroy all confidential information furnished to such Person by or on behalf of the Company in connection with any such Acquisition Proposal or Inquiry.

(b)            Notwithstanding anything to the contrary contained in Section 5.2(a) or elsewhere in this Agreement, at any time following the No-Shop Period Start Date and prior to the time the Stockholder Approval is obtained, if the Company, directly or indirectly through one or more of its Representatives, receives a written unsolicited and bona fide Acquisition Proposal that did not result from a breach of this Section 5.2, the Company and its Representatives may contact the Person or group of Persons making such Acquisition Proposal to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal, and may (i) provide information to such Person or group of Persons (including their respective Representatives and prospective equity and debt financing sources) if the Company receives from such Person or group of Persons (or has received from such Person or group of Persons) an executed confidentiality agreement containing terms that are not less favorable in any material respect to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any standstill or similar provision (an “Acceptable Confidentiality Agreement”); provided, that the Company shall make available to Parent and Merger Sub any non-public information concerning the Company or its Subsidiaries that is provided to any such Person or group of Persons which was not previously made available to Parent or Merger Sub substantially concurrently (and in any event within twenty-four (24) hours thereafter), and (ii) engage or participate in any discussions or negotiations with such Person or group of Persons, if prior to taking any action described in clause (i) or (ii) above, (A) the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee determine in good faith after consultation with their financial advisor and outside legal counsel that such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal and (B) the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee determine in good faith after consultation with their outside legal counsel that failure to take such action would be reasonably likely to be inconsistent with their fiduciary obligations under applicable Law. It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 5.2(b), including any public announcement that the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee have made any determination required under this Section 5.2(b) to take or engage in any such actions (provided that the Company Board expressly publicly reaffirms the Company Recommendation in connection with such disclosure), shall not constitute a Change of Recommendation or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 7.4.

(c)             Except as set forth in this Section 5.2(c) or in Section 5.2(d), neither the Company Board nor any committee thereof (including the Special Committee) shall (1) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in each case in a manner adverse to Parent, the Company Recommendation, (2) fail to include the Company Recommendation in the Proxy Statement, (3) adopt, approve or recommend or endorse or otherwise declare advisable, or publicly propose to adopt, approve or recommend, any Acquisition Proposal, (4) fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after Parent so requests in writing following any public disclosure of an Acquisition Proposal (other than of the type referred to in the proviso to the following clause (5)) from any Person other than Parent and Merger Sub or any of their respective Affiliates (provided that if the Stockholders Meeting is scheduled to be held within ten (10) Business Days from the date of such written request, promptly and in any event prior to the date which is two (2) Business Days before the date on which the Stockholders Meeting is scheduled to be held) or (5) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (or if the Stockholders Meeting is scheduled to be held within ten (10) Business Days from the date of such commencement, promptly and in any event prior to the date which is two (2) Business Days before the date on which the Stockholders Meeting is scheduled to be held) (any of the foregoing, a “Change of Recommendation”); provided, that any communication made in accordance with Section 5.2(d)(ii) or the failure by the Company Board or the Special Committee to take a position with respect to an Acquisition Proposal referred to in the preceding clause (4) or a tender offer or exchange offer referred to in the preceding clause (5), shall not be deemed a Change of Recommendation if such communication is made or such position is taken prior to the tenth (10th) Business Day after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer or Parent’s written request following the public disclosure of such Acquisition Proposal, as applicable (or such earlier time as referenced above). Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, prior to the time the Stockholder Approval is obtained, (x) if an Intervening Event occurs and the Special Committee determines in good faith, after consultation with its outside legal counsel, that failure to effect a Change of Recommendation in light of such Intervening Event would be reasonably likely to be inconsistent with their fiduciary obligations under applicable Law, the Company Board (acting upon the recommendation and direction of the Special Committee) may effect a Change of Recommendation contemplated by clauses (1) or (2) of the definition thereof or (y) if the Company receives, directly or indirectly through one or more of its Representatives, either (A) after the date hereof and prior to or on the No-Shop Period Start Date from an Excluded Party, an Acquisition Proposal or (B) after the No-Shop Period Start Date an unsolicited, written, bona fide Acquisition Proposal, in each of the case of subclauses (A) and (B), that the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee concludes in good faith, after consultation with their financial advisor and outside legal counsel, constitutes a Superior Proposal and such Acquisition Proposal did not result from a material breach by the Company of this Section 5.2, the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee may effect a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.3(a) in order to enter into an Alternative Acquisition Agreement providing for such Superior Proposal, and, in the case of either clause (x) or (y):

(i)             the Company shall have provided prior written notice to Parent, at least three (3) Business Days in advance, that it intends to effect a Change of Recommendation (a “Notice of Change of Recommendation”) and/or terminate this Agreement pursuant to Section 7.3(a), which notice shall specify in reasonable detail the basis for the Change of Recommendation and/or termination and (A) in the case of a Superior Proposal, the identity of the Person or group of Persons making such Superior Proposal and the material terms thereof, along with a copy of any proposed agreement in respect of such Superior Proposal (or, if there is no such proposed agreement, a written summary of the material terms and conditions of such Superior Proposal); or (B) in the case of an Intervening Event, reasonable detail regarding the Intervening Event;

(ii)            after providing such notice and prior to effecting such Change of Recommendation and/or terminating this Agreement pursuant to Section 7.3(a), the Company shall have negotiated, and shall have caused its Representatives to be available to negotiate, with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) during such three (3) Business Day period (the “Notice Period”) to make such adjustments to the terms and conditions of this Agreement as would obviate the need for the Company to effect a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.3(a); and

(iii)           following the end of the Notice Period, the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee shall have determined in good faith, after consultation with their outside legal counsel and, with respect to clause (A) below, their financial advisor, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Change of Recommendation, that (A) the Superior Proposal giving rise to the Notice of Change of Recommendation continues to be a Superior Proposal or (B) in the case of an Intervening Event, the failure of the Company Board and the Special Committee to effect a Change of Recommendation would continue to be reasonably likely to be inconsistent with its fiduciary obligations under applicable Law.

Any amendment to the financial terms or any other material change to the terms of a Superior Proposal shall require the Company to deliver a new Notice of Change of Recommendation and the Company shall be required to comply again with the requirements of clauses (i) – (iii) above; provided, however, that subsequent to the initial Notice Period, the Notice Period shall be reduced to two (2) Business Days following receipt by Parent of any such new Notice of Change of Recommendation.

(d)              Nothing contained in this Section 5.2 or elsewhere in this Agreement shall be deemed to prohibit the Company, Company Board or any committee thereof (including the Special Committee) from (i) complying with its disclosure or fiduciary obligations under applicable Law or disclosure obligations under NYSE rules, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders) or (ii) making any “stop-look-and-listen” communication to stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to stockholders of the Company, including any such similar communication in response to an Acquisition Proposal that is not a tender offer or exchange offer); provided, however, that (x) except as provided in the next sentence, any disclosure made as permitted under clause (i) of this Section 5.2(d) (other than any “stop-look-and-listen” or similar communication) that relates to an Acquisition Proposal shall be deemed to be a Change of Recommendation unless the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee expressly publicly reaffirm the Company Recommendation in connection with such disclosure, and (y) none of the Company, the Company Board, or the Special Committee shall be permitted to recommend any Acquisition Proposal (including that the stockholders of the Company tender any securities in connection with any tender offer or exchange offer that is an Acquisition Proposal) or otherwise effect a Change of Recommendation with respect thereto, except as permitted by Section 5.2(c). It is understood and agreed that any “stop-look-and-listen” or similar communication permitted under clause (ii) of this Section 5.2(d) made prior to the tenth (10th) Business Day after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (or, if earlier, no fewer than two (2) Business Days prior to the date on which the Stockholders Meeting is scheduled to be held) shall not constitute a Change of Recommendation or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 7.4. The Company shall in no event be deemed to violate this Section 5.2 as a result of responding (x) prior to or on the No-Shop Period Start Date, to any Inquiry or Acquisition Proposal, or (y) after the No-Shop Period Start Date, to any unsolicited proposal or inquiry, in each case, solely by advising the Person making such proposal or inquiry of the terms of this Section 5.2.

(e)               The Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent in writing if, from and after the date hereof, any Acquisition Proposal is received by the Company, any of its Subsidiaries or any of its or their Representatives, indicating (except to the extent prohibited by applicable Law or Contract in effect as of the date hereof) the identity of the Person or group of Persons making such Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal (including, if applicable, providing copies of any written Acquisition Proposal and any proposed agreements related thereto). Without limiting the foregoing, the Company shall (x) promptly (and in any event within twenty-four (24) hours) notify Parent in writing (i) if the Company determines to begin providing non-public information or to engage in negotiations or discussions concerning an Acquisition Proposal in accordance with this Section 5.2 and (ii) thereafter of any change to the financial or other material terms and conditions of any Acquisition Proposal, and (y) otherwise keep Parent reasonably informed of the status and material terms of any such Acquisition Proposal, discussions or negotiations on a reasonably prompt basis, including by providing a copy of all written proposals, offers or drafts of proposed agreements. The Company shall not, and shall cause its Subsidiaries not to, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(f)             Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, waive, amend or release any provision of any confidentiality, “standstill” or similar obligation of any Person (i) if the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee determine in good faith after consultation with their outside legal counsel that failure to take such action could be reasonably likely to be inconsistent with their fiduciary obligations under applicable Law and (ii) to the extent such provisions would prohibit any Person or group from making an Acquisition Proposal privately to the Company Board and the Special Committee; provided that the Company promptly (and in any event within twenty-four (24) hours thereafter) provides written notice to Parent thereof (including the identity of such counterparty) after granting any such limited waiver, amendment or release as provided in Section 5.2(e).

Section 5.3.                      Proxy Statement.

(a)            As promptly as reasonably practicable after the date hereof (and in any event within twenty (20) Business Days after the date hereof), the Company shall prepare and file with the SEC a preliminary proxy statement relating to the Stockholders Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”), and each of the Company and Parent shall, or shall cause their respective Affiliates to, prepare and file with the SEC all other documents required by the Exchange Act in connection with the Merger and the other transactions contemplated hereby, and Parent and the Company shall cooperate with each other in connection with the preparation of the Proxy Statement and any such other filings. Except as permitted by Section 5.2, the Proxy Statement shall include the Company Recommendation; provided, that if the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee shall have effected a Change of Recommendation in accordance with Section 5.2, then in submitting this Agreement to the Company’s stockholders, the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee may submit this Agreement to the Company’s stockholders without the Company Recommendation, in which event the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee may communicate the basis for their lack of recommendation to the Company’s stockholders in the Proxy Statement or an appropriate amendment thereof or supplement thereto. Parent agrees to provide or cause to be provided all information with respect to itself, its Affiliates and their respective Representatives as may be reasonably requested by the Company for inclusion in the Proxy Statement and any such other filings.

(b)              Each party shall as promptly as reasonably practicable notify the other parties of the receipt of any comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall as promptly as reasonably practicable provide to the other party copies of all written correspondence with the SEC with respect to the Proxy Statement or the transactions contemplated hereby. Except in the case of a Non-Objection, the Company and Parent shall each use its reasonable best efforts to (i) promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC and to make any amendments or filings as may be necessary in connection therewith and (ii) have the Proxy Statement cleared by the SEC staff as soon as reasonably practical after such filing. The Company shall cause the definitive Proxy Statement to be mailed as promptly as reasonably practicable after a Non-Objection or the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(c)               Subject to applicable Law, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment thereof or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall (unless and until a Change of Recommendation has occurred) provide Parent with an opportunity to review and comment on (which comments shall be made promptly) such document or response and shall consider in good faith including in such document or response comments reasonably proposed by Parent. The foregoing provisions of Section 5.3(c) shall not apply to any document relating to a Change of Recommendation. Prior to the making of any filings by Parent, if any, with the SEC in connection with the transactions contemplated hereby, Parent shall provide the Company with an opportunity to review and comment on (which comments shall be made promptly) such filing (which comments shall be considered by Parent in good faith).

(d)              If, at any time prior to the receipt of the Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, as the case may be, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to the stockholders of the Company. Nothing in this Section 5.3(d) shall limit the rights or obligations of any party under any other paragraph of this Section 5.3.

(e)               All documents that the Company is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act.

Section 5.4.                      Stockholders Meeting.

(a)               Subject to Section 5.3, the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to duly call, give notice of, convene and hold a meeting of holders of Shares (including any adjournment or postponement thereof as permitted by this Section 5.4, the “Stockholders Meeting”) as promptly as reasonably practicable following clearance of the Proxy Statement by the SEC or a Non-Objection, to consider and vote upon the adoption of this Agreement; provided, that the Company may postpone or adjourn to a later date the Stockholders Meeting (i) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of Shares to adopt this Agreement, whether or not a quorum is present, (iv) if required by applicable Law or (v) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure if, in the good faith judgment of the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee (after consultation with outside legal counsel), the failure to do so would be reasonably likely to be inconsistent with their fiduciary obligations under applicable Law; provided, further, that in no event shall the Stockholders Meeting be postponed or adjourned beyond the date that is five (5) Business Days prior to the Termination Date without the prior written consent of Parent. Unless there has been a Change of Recommendation pursuant to Section 5.2, the Company shall use its reasonable best efforts to lawfully obtain the Stockholder Approval, including actively soliciting proxies in favor of the adoption of this Agreement at the Stockholders Meeting. Unless this Agreement is terminated in accordance with its terms, the Company shall not submit to the vote of its stockholders any other Acquisition Proposal.

(b)              The Company shall keep Parent informed with respect to proxy solicitation results as reasonably requested by Parent and shall provide such information and reasonable cooperation as Parent may reasonably request in connection therewith. Notwithstanding anything to the contrary in this Agreement, unless this Agreement is terminated in accordance with its terms, the Company shall remain obligated to provide the information and cooperation described in the immediately preceding sentence and duly call, give notice of, convene and hold the Stockholders Meeting and mail the Proxy Statement (and any amendment or supplement thereto that maybe required by applicable Law) to the Company’s stockholders in accordance with Section 5.3 and this Section 5.4, notwithstanding any Change of Recommendation.

Section 5.5.                      Reasonable Best Efforts; Filings; Other Actions.

(a)               Subject to the terms and conditions set forth in this Agreement, the Company, Parent, Merger Sub and their respective Subsidiaries shall each use their reasonable best efforts to promptly take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other in doing (and, in the case of Parent, to use reasonable best efforts to cause the Equity Investors and their Affiliates to assist and cooperate as necessary or appropriate with the other parties), all things necessary, proper or advisable under this Agreement or applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including to (i) obtain from any Governmental Entities and any third parties any actions, non-actions, clearances, waivers, consents, approvals, expirations or terminations of waiting periods, permits or orders required to be obtained by the Company, Parent or any of their respective Affiliates in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (ii) make all registrations, filings, notifications or submissions which are necessary or advisable with respect to this Agreement and the Merger under (A) any applicable federal or state securities Law, (B) the HSR Act and any other applicable Regulatory Law and (C) any other applicable Law, (iii) subject to Section 5.14, defend against any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated hereby and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party to obtain any consent or approval required for the consummation of the Merger under any Contract; provided, further, that without the prior written consent of Parent, neither the Company nor its Subsidiaries shall pay or commit to pay to any third party whose consent or approval is being solicited any amount of cash or other consideration, make any commitment or incur any liability or other obligation in connection therewith (in each case of this proviso other than filing fees in connection with the actions described in the preceding clause (ii), reimbursements for reasonable out-of-pocket costs and expenses incurred by any such third party in connection with obtaining its consent or approval, or de minimis cash or other consideration). Notwithstanding anything to the contrary contained in this Agreement, all obligations of the Company, Parent and Merger Sub to obtain the Financing or any other financing for the transactions contemplated hereby shall be governed exclusively by Sections 5.12 and 5.13, and not this Section 5.5.

(b)              In furtherance and not in limitation of this Section 5.5, each party hereto agrees to make, or cause to be made, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable after the date hereof (and in any event within five (5) Business Days), and to supply, or cause to be supplied, as promptly as reasonably practicable any additional information and material that may be requested by a Governmental Entity pursuant to any Regulatory Law. In furtherance and not in limitation of the foregoing, the parties shall request and use reasonable best efforts to obtain early termination of the waiting period under the HSR Act (to the extent early termination is available), and no party shall agree to extend any waiting period under any Regulatory Law applicable to or commit not to consummate any of the transactions contemplated by this Agreement without the prior written consent of all other parties.

(c)               In furtherance and not in limitation of this Section 5.5, the Company shall (and cause its Subsidiaries to) and Parent shall (and cause its Subsidiaries to) and Merger Sub shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any Regulatory Law. If any Action, including any Action by a private party, is instituted (or threatened to be instituted) challenging the transactions contemplated hereby as violative of any Regulatory Law, the Company shall (and cause its Subsidiaries to), Parent shall (and cause its Subsidiaries to) and Merger Sub shall cooperate in all respects and use its respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated hereby, including by pursuing all reasonable avenues of administrative and judicial appeal. In furtherance and not in limitation of the foregoing, each party shall, and, in the case of the Company or Parent, shall cause each of their respective Subsidiaries to, (x) negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of Parent or any of its Subsidiaries, or of the Company or any of its Subsidiaries, and (y) otherwise take or commit to take any actions that after the Closing Date limit Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) freedom of action with respect to, or its ability to retain, one or more businesses, product lines or assets of Parent or any of its Subsidiaries (including the Surviving Corporation), in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any Order which would otherwise have the effect of preventing the Closing, materially delaying the Closing or delaying the Closing beyond the Termination Date; provided, that the Company will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company only if and when the Closing occurs.

(d)              In furtherance and not in limitation of this Section 5.5, each of the Company, Parent and Merger Sub shall (i) subject to any restrictions under any Regulatory Law, promptly notify each other of any communication to that party from any Governmental Entity with respect to this Agreement and the transactions and other agreements contemplated hereby and permit the other parties to review in advance any proposed material communication to any Governmental Entity, (ii) unless required by applicable Law, not agree to participate in any meeting or teleconference with any Governmental Entity in respect of any filing, investigation or other inquiry with respect to this Agreement and the transactions and other agreements contemplated hereby unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat, (iii) subject to any restrictions under any Regulatory Law, furnish the other parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Subsidiaries and their respective Representatives on the one hand, and any Governmental Entity or members of its staff on the other hand, with respect to this Agreement and the transactions and other agreements contemplated hereby (excluding any documents and communications which are subject to the attorney-client privilege or other privilege or trade secret protection or the work product doctrine), and (iv) furnish the other parties with such necessary information and reasonable assistance as such other parties may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity in connection with this Agreement and the transactions and other agreements contemplated hereby and thereby, including any filings necessary or appropriate under the provisions of any Regulatory Law; provided, however, that the parties may, as each deems advisable, reasonably designate competitively sensitive material provided under this Section 5.5 or any other section of this Agreement as “outside counsel only material”. Notwithstanding anything to the contrary in this Section 5.5, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company, privileged communications, or other competitively sensitive material.

Section 5.6.                      Access and Reports.

(a)               Subject to applicable Law and Section 5.1(d), from and after the date of this Agreement to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall cause its Subsidiaries to, afford to Parent, Merger Sub and each of their Representatives (including, to the extent requested by Parent’s financing sources), reasonable access, during normal business hours, to its officers, employees, properties, offices and other facilities, books, Contracts and records; provided, that (i) the foregoing shall not require the Company or any of its Subsidiaries to permit access to (A) any inspection or any information that would violate any of its obligations with respect to confidentiality in effect as of the date hereof, (B) any information that is subject to attorney-client privilege or other privilege or trade secret protection or the work product doctrine, (C) information that in the reasonable opinion of the Company would result in a breach of a Contract to which the Company or any of its Subsidiaries are bound as of the date hereof or (D) information related to the Company’s sale process, including any information related to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from other third parties relating to any competing or alternative transactions (including Acquisition Proposals) and the actions of the Company Board or any committee thereof (including the Special Committee) with respect to any of the foregoing, whether prior to or after execution of this Agreement (access to the information described in this clause (D) shall be governed by Section 5.2), (ii) any such investigation shall be conducted in such a manner as not to unreasonably interfere with the normal business or operations of the Company or its Subsidiaries or otherwise result in any undue burden with respect to the prompt and timely discharge by employees of the Company or its Subsidiaries of their normal duties, (iii) no investigation pursuant to this Section 5.6 shall affect or be deemed to modify any representation or warranty made by the Company herein and (iv) any such access that is onsite or in-person shall be conducted in accordance with onsite or in-person guidelines which constitute a COVID-19 Response; provided, that the Company shall use its reasonable best efforts to allow for any access or disclosure in a manner that does not result in the effects set out in clauses (i)(A), (i)(B) or (i)(C), including by making appropriate substitute arrangements. Without limitation of the Company’s obligations in Section 5.13, nothing in this Section 5.6(a) will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. All requests for access pursuant to this Section 5.6(a) must be directed to the General Counsel of the Company, any other person listed in Section 5.6(a) of the Company Disclosure Schedule or another person designated in writing by the Company.

(b)               Each of Parent and Merger Sub shall, and shall cause their respective Representatives and Affiliates to, hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub or their respective Representatives, financing sources or Affiliates in connection with the transactions contemplated by this Agreement in accordance with that certain letter agreement, dated February 16, 2021, between Hellman & Friedman Advisors LLC and the Company (as further amended or otherwise modified from time to time, the “Confidentiality Agreement”) as if all such documents and information were Evaluation Material (as defined in the Confidentiality Agreement), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms, subject to the terms of this Agreement, and shall apply to Parent and Merger Sub as if they were direct parties thereto.

(c)               Parent and the Company will give prompt notice to the other (i) subject to any restrictions under any Regulatory Law, of any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, (ii) of any Actions commenced against such party or any of its Affiliates in connection with, arising from or relating to this Agreement or the transactions contemplated by this Agreement (“Transaction Litigation”) or (iii) if such party becomes aware of the occurrence or non-occurrence of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party hereto to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied. The Company shall give prompt notice to Parent regarding any product corrective actions involving the CPSC. The delivery of any notice pursuant to this Section 5.6(c) shall not cure any breach of any representation, warranty or covenant in this Agreement or otherwise limit or affect the remedies available hereunder to any party hereto.

Section 5.7.            Publicity; Communications. The initial press release regarding the Merger shall be a joint press release by the Company and Parent and thereafter (unless and until a Change of Recommendation has occurred or in connection with the matters described in Section 5.2) each party shall consult with the other parties, and give each other the opportunity to review and comment, prior to issuing any press releases or otherwise making public announcements or filings with respect to the Merger or any of the other transactions contemplated by this Agreement, except as may be required by Law or by obligations pursuant to any listing agreement with NYSE (in which case, such party shall, to the extent practicable, use commercially reasonable efforts to consult with the other parties before issuing such press release or making such public announcement or filing).

Section 5.8.             Employee Benefits.

(a)               During the period commencing on the Closing Date and ending on the first anniversary thereof, Parent shall, or shall cause its applicable Subsidiary to, provide each employee of the Company and its Subsidiaries who continues in employment with Parent, the Surviving Corporation or their Subsidiaries following the Effective Time (collectively, the “Continuing Employees”) with (i) a base salary or regular hourly wage (whichever is applicable) and a short-term cash incentive compensation opportunity, that, in each case, is not less than the base salary or regular hourly wage and short-term cash incentive compensation opportunity in effect for, or available to, the applicable Continuing Employee as of immediately prior to the Effective Time, and (ii) other compensation opportunities (excluding any equity award or other long-term compensation opportunities) and employee benefits (excluding any severance-related benefits) that are, in each case, substantially similar in the aggregate to the other compensation opportunities (excluding any equity award or other long-term compensation opportunities) and employee benefits (excluding any severance-related benefits), respectively, provided or available to the applicable Continuing Employee as of immediately prior to the Effective Time. Effective as of the Effective Time, the Surviving Corporation hereby expressly assumes the Company Benefit Plans and agrees to perform the obligations of the Company thereunder in accordance with the terms and conditions thereof.

(b)              During the period commencing on the Closing Date and ending on the first anniversary thereof, the Surviving Corporation shall provide each Continuing Employee whose employment is terminated by Parent or one of its Subsidiaries with severance benefits and on terms and conditions, in each case, that are no less favorable than the severance benefits and protections provided to each such Continuing Employee as of immediately prior to the Effective Time as set forth in Section 5.8(b) of the Company Disclosure Schedule.

(c)               Parent will cause any employee benefit plans of Parent and its Subsidiaries in which the Continuing Employees are entitled to participate after the Closing Date to take into account for purposes of eligibility, vesting and benefit accruals (other than benefit accruals under any defined benefit pension plan or as would result in a duplication of benefits), service prior to the Effective Time by such employees to the Company and its Subsidiaries (and any predecessors) as if such service were with Parent or its Subsidiaries.

(d)             With respect to any employee benefit plans maintained by Parent and its Subsidiaries for the benefit of the Continuing Employees following the Closing Date, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) waive any eligibility requirements or pre-existing condition limitations or waiting period requirements with respect to any such plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee to the same extent waived under the analogous Company Benefit Plan prior to the Closing Date, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, to any eligible expenses paid by such employees during the calendar year in which the Effective Time occurs (or such later date on which a Continuing Employee commences participation in any new plan of the Surviving Corporation and its Subsidiaries) under analogous Company Benefit Plans.

(e)               Nothing in this Agreement shall confer upon any Continuing Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other employee benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation or their Affiliates, or (ii) alter or limit the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any Company Benefit Plan in accordance with its terms after the Closing Date. Without limiting Section 8.9, nothing in this Section 5.8 shall create any third party beneficiary rights in any Continuing Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.9.             Expenses. Except as otherwise provided in this Agreement or the Limited Guarantee, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that all filing fees under the HSR Act in connection with the transactions contemplated by this Agreement shall be borne by Parent.

Section 5.10.           Indemnification; Directors’ and Officers’ Insurance.

(a)               From and after the Effective Time, each of Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless, to the fullest extent permitted under applicable Law, each present and former director and officer of the Company and its Subsidiaries, and each fiduciary of a Company Benefit Plan (collectively, together with such person’s heirs, executors or administrators, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement incurred in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, related to or in connection with any action or omission occurring or alleged to have occurred whether prior to or at the Effective Time (including in connection with such Indemnified Parties’ service as a director or officer of the Company or any of its Subsidiaries or a fiduciary of a Company Benefit Plan or services performed by such persons at the request of or for the benefit of the Company or its Subsidiaries), whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification, exculpation or advancement right of any Indemnified Party. Without limiting the foregoing, Parent, for a period of six (6) years from and after the Effective Time, shall, unless otherwise prohibited by applicable Law, cause the Surviving Corporation Charter and the Bylaws to contain provisions no less favorable to the Indemnified Parties with respect to indemnification, exculpation from liabilities and rights to advancement of expenses than those set forth as of the date of this Agreement in the certificate of incorporation and bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of any Indemnified Party. In addition, from and after the Effective Time, each of Parent and the Surviving Corporation shall advance costs and expenses (including attorneys’ fees) as incurred by any Indemnified Party promptly (and in any event within ten (10) days) after receipt by Parent of a written request for such advance to the fullest extent permitted under applicable Law; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined (after exhausting all available appeals) that such Person is not entitled to indemnification. Any Indemnified Party wishing to claim indemnification under this Section 5.10(a), upon learning of any claim, action or proceeding in respect of which such indemnification will be sought, shall notify the Surviving Corporation thereof in writing; provided, that the failure to so notify the Surviving Corporation shall not affect the indemnification obligations of the Surviving Corporation or Parent under this Section 5.10(a), except to the extent such failure to notify materially prejudices the Surviving Corporation.

(b)              Prior to the Effective Time, the Company shall obtain and fully pre-pay the premium for (and, following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain with reputable and financially sound carriers) the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period (whichever is greater) of six (6) years from and after the Effective Time with respect to any claim arising from facts or events that existed or occurred at or prior to the Effective Time with terms, conditions, retentions, coverage limits and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policies in effect on the date hereof. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions, coverage limits and limits of liability that are at least as favorable as the coverage provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable insurance as the D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company’s existing policies as of the date hereof. Notwithstanding the foregoing, (x) in no event shall the Company or the Surviving Corporation be required to expend for any such policies pursuant to this Section 5.10(b) an annual premium amount in excess of 300% of the aggregate of the annual premiums currently paid by the Company for such insurance, and (y) if the annual premiums of such insurance coverage exceed such maximum amount, the Company or the Surviving Corporation shall obtain a policy with the greatest coverage available for such maximum amount.

(c)               If Parent or the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, in each such case, proper provisions shall be made so that such surviving or acquiring Person(s), as the case may be, shall assume all of the obligations set forth in this Section 5.10.

(d)               The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e)               The rights of the Indemnified Parties under this Section 5.10 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws or comparable governing documents of the Company or any of its Subsidiaries, under any applicable Contracts or Laws or otherwise, including pursuant to the indemnification agreements set forth on Section 5.10(e) of the Company Disclosure Schedule, which shall remain in full force and effect in accordance with their terms. All rights to indemnification, exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party (whether asserted or claimed prior to, at, or after the Effective Time) as provided in the certificate of incorporation or bylaws or comparable governing documents of the Company or any of its Subsidiaries or any Contract or otherwise between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect (and shall be so maintained) and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or any Indemnified Party, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.11.           Section 16 Matters. Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause any dispositions of equity securities (including derivative securities) of the Company in connection with this Agreement and the transactions contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted under applicable Law.

Section 5.12.           Financing.

(a)               Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions, and shall use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on, in the case of clause (iii)(y) below, subject to clauses (A) through (C) of clause (iii) below, the terms and conditions described in the Commitment Letters (including, as necessary, the “flex” provisions contained in any related fee letter) as promptly as possible (taking into account the expected timing of the Marketing Period), but in any event on or prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof, including by using reasonable best efforts with respect to (i) causing the Equity Investors to maintain in effect the Equity Commitment Letter, (ii) maintaining in effect the Debt Commitment Letter, (iii) negotiating and entering into on the Closing Date definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) (x) consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) or (y) if available, on other terms that (A) are acceptable to Parent in its sole discretion, (B) would not reasonably be expected to delay (taking into account the expected timing of the Marketing Period) or adversely affect the ability of Parent to consummate the transactions contemplated hereby and (C) would otherwise be permitted by Section 5.12(b), and (iv) taking into account the expected timing of the Marketing Period, satisfying (or, if reasonably required to obtain the Financing, seeking the waiver of) on a timely basis all conditions in the Debt Commitment Letter and the Definitive Agreements that are within the control of Parent or Merger Sub and complying with its obligations thereunder. In the event that all conditions contained in the Debt Commitment Letter or the Definitive Agreements (other than the consummation of the Merger and other than the availability of the Cash Equity and those that by their nature are to be satisfied at the Closing) have been satisfied or waived, Parent and Merger Sub shall use their reasonable best efforts to cause the Lenders thereunder to comply with their respective obligations thereunder, including to fund the Debt Financing (including, subject to Section 8.7(c), by promptly commencing a litigation proceeding against any breaching Lender or other financial institution to compel such Lender or financial institution to provide its portion of the Debt Financing or otherwise comply with its obligations under the Debt Commitment Letter or Definitive Agreements). Each of Parent and Merger Sub shall use its reasonable best efforts to comply with its respective obligations, and enforce its respective rights, under the Commitment Letters and Definitive Agreements in a timely and diligent manner.

(b)             Parent shall not, and shall not permit Merger Sub to, without the prior written consent of the Company: (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letters if such amendment, modification or waiver (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the amount of the Financing to an amount that would on the Closing Date be less than the Merger Amounts, (C) adversely affects in a material respect the ability of Parent to enforce its rights against other parties to the Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent or Merger Sub, as applicable, to enforce its rights against the other parties to the Commitment Letters as in effect on the date hereof or (D) could otherwise reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement (taking into account the expected timing of the Marketing Period); or (ii) terminate any Commitment Letter or any Definitive Agreement unless such Commitment Letter or Definitive Agreement is replaced at such time with a new commitment letter or a new definitive agreement that would satisfy the preceding clause (i). Parent and Merger Sub shall promptly deliver to the Company copies of any amendment, modification, waiver or replacement of any Commitment Letter or any Definitive Agreement.

(c)               In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent and Merger Sub will (i) use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with Cash Equity and the available portion of the Debt Financing, to pay the Merger Consideration and the other Merger Amounts) as promptly as reasonably practicable from the same or other sources; provided, that, in no event shall Parent be required to, and in no event shall its reasonable best efforts be deemed or construed to require it to, obtain alternative financing that includes terms and conditions, taken as a whole, that are less favorable in any material respect to Parent and its Subsidiaries than the terms and conditions, taken as a whole, set forth in the Debt Commitment Letter as of the date hereof or would require it to pay any fees or agree to pay any interest rate amounts or original issue discounts, in either case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (taking into account any flex provisions applicable thereto contained in the Fee Letters) or which include any conditions to the consummation of such alternative debt financing that would reasonably be expected to make the funding of such alternative debt financing less likely to occur, than the conditions set forth in the Debt Commitment Letter as of the date hereof (and, when obtained, provide the Company with a true and correct copy of any new financing commitment for such alternative debt financing) and (ii) promptly (and in any event within two (2) Business Days) notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative or replacement financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question). Parent and Merger Sub shall provide the Company with prompt oral and written notice of any actual or threatened material breach, early termination, repudiation or material default by any party to any Commitment Letter or any Definitive Agreement, in each case, of which Parent or Merger Sub obtain Knowledge and the receipt of any written notice or other written communication from any Lender, Equity Investor or other financing source with respect to any material breach, material default, early termination or repudiation by any party to any Commitment Letter or any Definitive Agreement of any provision thereof. Parent and Merger Sub shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Parent and Merger Sub with this Section 5.12 shall not relieve Parent or Merger Sub of their obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

Section 5.13.           Financing Cooperation.

(a)             Prior to the Closing, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, and shall use its reasonable efforts to cause its and their Representatives to, provide, at the expense of Parent, all cooperation reasonably requested by Parent necessary and customary for the arrangement of the Debt Financing (including, solely for purposes of this Section 5.13, one or more offerings of “high yield” non-convertible debt securities to be issued or incurred in lieu of any bridge facility contemplated by the Debt Commitment Letter or pursuant to any “market flex” or securities demand provisions of the applicable fee letter) (provided, that such requested cooperation neither unreasonably interferes with the ongoing operations of the Company or any of its Subsidiaries nor conflicts with guidelines reasonably necessary in response to or related to COVID-19), including by (i) participating in a reasonable number of meetings (including meetings with prospective lenders and investors), presentations, road shows, due diligence sessions (including, directing the Company’s auditors to participate in such sessions or in separate due diligence calls) and sessions with rating agencies, in each case, at reasonable times, on a virtual basis and with reasonable advance notice, (ii) executing and delivering Definitive Agreements and other certificates (including a certificate of the chief financial officer of or person performing similar functions for the Company with respect to solvency matters substantially in the form attached to the Debt Commitment Letter) as may be reasonably requested by Parent, and to the extent required by the Debt Financing, if requested by Parent, using reasonable best efforts to facilitate the pledging of, and perfection of security interests in, collateral, including, in the case of any proposed debt financing that includes an asset-based loan facility, by permitting the evaluation or appraisal of assets and the taking of all actions reasonably requested by Parent necessary to (A) permit the Lenders or their designees to evaluate the Company’s and its Subsidiaries inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements (including conducting the commercial finance examination and inventory appraisals contemplated by the Debt Commitment Letter) and (B) establish bank and other accounts and blocked account and control agreements in connection with the foregoing; in each such case, effective no earlier than the Effective Time, (iii) furnishing Parent and the Lenders as promptly as reasonably practicable the Required Financial Information and, following the delivery of a request therefor to the Company by Parent (which notice shall state with specificity the information requested), such financial and other information regarding the Company as is readily available to the Company at such time and is customarily required in connection with the execution of financings of a type similar to the Debt Financing, (iv) if requested by Parent, using reasonable best efforts to assist Parent in connection with Parent’s preparation of customary pro forma financial statements as of, and for the most recent twelve-month period ending on, the latest balance sheet date included in clause (i) of the Required Financial Information; provided, that (x) Parent shall be responsible for the preparation of such pro forma financial statements and any pro forma adjustments giving effect to the Merger and the other transactions contemplated herein and (y) the Company’s assistance shall relate solely to the financial information and data derived from the Company’s historical books and records, (v) in each case following Parent’s reasonable request, using reasonable best efforts to assist Parent and Merger Sub in the preparation of customary (A) confidential information memoranda (including a version that does not include material non-public information and executing and delivering one or more customary authorization and representation letters contemplated by the Debt Commitment Letter or otherwise that are customary in the Debt Financing), offering documents, private placement memoranda and other customary marketing materials required in connection with financings similar to the Debt Financing, (B) materials for rating agency presentations and (C) definitive documentation for the Debt Financing, (vi) following Parent’s reasonable request, using reasonable best efforts to cause directors and officers who will continue to hold such offices and positions from and after the Effective Time to execute resolutions or consents of the Company and its Subsidiaries that do not become effective until the Effective Time with respect to entering into the definitive documentation for the Debt Financing and otherwise as necessary to authorize consummation of the Debt Financing, (vii) providing drafts of the Payoff Letter and notices as may be required pursuant to Section 5.20 and giving (by the date required under the agreements governing such indebtedness) any necessary notices (including conditional notices of prepayment and redemption), to allow for the prepayment, redemption, payoff, satisfaction, discharge and termination in full at the Closing of all indebtedness required by this Agreement to be repaid on the Closing Date, (viii) if requested by Parent, providing, at least three (3) Business Days prior to the Closing Date, all documentation and other information relating to the Company and its Subsidiaries as is required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and including, if the Company or any of its Subsidiaries qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certificate (each as defined in the Debt Commitment Letter), to the extent requested by Parent in writing at least nine (9) Business Days prior to the Closing Date, (ix) directing the Company’s auditors to provide customary comfort letters (including “negative assurance” comfort and change period comfort) reasonably requested by Parent with respect to financial information of the Company included in any syndication, offering or other marketing documents relating to Debt Financing that consists of debt securities in which the consolidated financial statements of the Company are included, and, if required, customary consents to the use of their audit reports on the consolidated financial statements of the Company in any syndication, offering or other marketing documents relating to the Debt Financing in which the consolidated financial statements of the Company are included, in each case subject to such auditors’ policies and procedures and applicable auditing standards, and (x) during the Marketing Period, updating any Required Financial Information provided to Parent as may be necessary for such Required Financial Information to remain Compliant. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 5.13 that (A) would require the Company, its Subsidiaries or any Persons who are officers or directors of the Company or its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing that is effective prior to the Effective Time or execute or deliver any certificate, document, instrument or agreement (other than the authorization and representation letters referred to in clause (v)(A) above and the notices of redemption or prepayment referred to in clause (vii) above) or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Effective Time, (B) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (C) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation (other than those set forth in this Section 5.13) in connection with the Debt Financing prior to the Closing or have any obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument (other than the authorization and representation letters referred to in clause (v)(A) above or prepayment or redemption notices referred to in clause (vii) above) be effective until the Closing, or redeem, tender, discharge or defease the Senior Secured Notes or the Senior Secured Notes Indenture prior to the Closing, (D) cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (E) reasonably be expected to result (with or without notice, lapse of time, or both) in a material violation or breach of, or a default under, any Contract to which the Company or any of its Subsidiaries is a party, (F) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, (G) prepare any financial statements or information that (x) are not available to it and prepared in the ordinary course of its financial reporting practice and (y) would not otherwise be available to it or capable of being prepared by it without undue burden or other than with the use of its commercially reasonable efforts or (H) require the Company or any of its Subsidiaries to enter into any instrument or agreement (other than the authorization and representation letters referred to in clause (v)(A) above or prepayment or redemption notices referred to in clause (vii) above) that is effective prior to the Effective Time or that would be effective if the Closing does not occur. Nothing contained in this Section 5.13 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly upon request by the Company, reimburse the Company following termination of this Agreement for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries or their respective Representatives in connection with the cooperation contemplated by this Section 5.13 and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses (including legal fees and expenses), awards, judgments and amounts paid in settlement suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of Parent pursuant to this Section 5.13 and any information used in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically in connection with its obligations pursuant to this Section 5.13).

(b)               For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.13, represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or Merger Sub with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(c)               All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 5.13 shall be kept confidential and otherwise treated in accordance with the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement (which, with respect to the Lenders, shall be satisfied by the confidentiality provisions applicable thereto under the Debt Commitment Letter if made for the benefit of the Company). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing, so long as the Company has a reasonable opportunity to preview such use of logos and such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries; (ii) are used solely in connection with a description of the Company, its business and products or the Merger (including in connection with any marketing materials related to the Debt Financing); and (iii) are displayed and presented in a manner consistent with the Company’s past practices.

Section 5.14.      Transaction Litigation. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep the other reasonably informed on a current basis with respect to any Transaction Litigation, reasonably consult with the other and give consideration to the other’s advice regarding such Transaction Litigation and give each other the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; provided that the Company shall in any event control such defense, settlement or prosecution, and the disclosure of information in connection therewith shall be subject to the provisions of Section 5.6, including regarding attorney client privilege or other privilege or trade secret protection or the work product doctrine; provided, further, that no such party or Representative of such party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same unless the Company, in the case of any such action by Parent or Merger Sub, or Parent, in the case of any such action by the Company, shall have consented in writing (such consent not to be unreasonably withheld, delayed or conditioned).

Section 5.15.      Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall use its reasonable best efforts to deliver to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time, which resignations shall be effective as of immediately prior to (but conditioned on the occurrence of) the Effective Time.

Section 5.16.      State Takeover Statutes. The Company, the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee shall (a) take all action necessary to ensure that no Takeover Statute or similar restriction (including, without limitation, the restrictions set forth in Article X of the Charter and any other provisions of the Charter or Bylaws) is or becomes applicable to the Merger and the other transactions contemplated hereby and (b) if any Takeover Statute or any such similar restriction becomes applicable to the Merger or any such transaction, take all action necessary to ensure that the Merger or any such transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or similar restriction on the Merger or such other transaction. For purposes of this Agreement, “Takeover Statute” shall mean a “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation enacted under the Laws of any state in the United States that is applicable to the Company, including Section 203 of the DGCL.

Section 5.17.      Conduct of Parent and Merger Sub. During the period from the date hereof until the Effective Time (or such earlier date on which this Agreement may be terminated), except (a) as required by applicable Law or (b) as expressly contemplated by this Agreement, (i) Parent shall not, and shall not permit any of its Subsidiaries (including Merger Sub) or the Equity Investors to, (A) amend, repeal or otherwise modify any provision of their respective organizational or governing documents in a manner that would reasonably be expected to result in a Parent Material Adverse Effect, (B) take any action or fail to take any action which is intended to or which would reasonably be expected to, individually or in the aggregate, prevent or materially delay or impede the ability of any of the parties hereto to obtain any necessary approvals or clearances of any Governmental Entity required for the transactions contemplated hereby, to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or otherwise prevent or materially delay or impede the consummation of the Merger or the other transactions contemplated hereby or (C) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or analogous governing body in support of, any of the foregoing; and (ii) Parent shall, and shall cause the Equity Investors and its and their respective Affiliates to, promptly notify the Company of any transaction or any agreement to effect any transaction known to Parent or any of the Equity Investors which would reasonably be expected to, individually or in the aggregate, prevent or materially delay or impede the ability of any of the parties hereto to obtain any necessary approvals or clearances of any Governmental Entity required for the transactions contemplated hereby. Parent shall notify the Company promptly (and in any event within three (3) Business Days following the execution and delivery of any Rollover Agreement.

Section 5.18.      Obligations of Merger Sub and the Surviving Corporation. Parent shall take all actions necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 5.19.      Payoff Letter. On or prior to the third (3rd) Business Day prior to the Closing Date, the Company shall use its reasonable best efforts to cause the administrative agents under the Credit Agreement to deliver to Parent a copy of a draft payoff letter (subject to delivery of funds as arranged by Parent) with respect to the Credit Agreement (the “Payoff Letter”), in customary form, which Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, if any penalties, breakage costs and any other monetary obligations then due and payable under the Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (such amount payable with respect to the Payoff Letter and the Credit Agreement, the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under the Payoff Letter, the Credit Agreement and all related loan documents shall be terminated (but excluding any contingent obligations, including, without limitation, indemnification obligations, that in any such case are not then due and payable and that by their terms are to survive the termination of the Credit Agreement and the related loan documents), and (iii) provide that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company and its Subsidiaries securing such obligations shall be, released and terminated upon the payment of the Payoff Amount on the Closing Date.

Section 5.20.      Treatment of Existing Notes. With respect to the Senior Secured Notes, the Company shall, upon the request of Parent, issue one or more optional notices of conditional redemption to redeem all of the outstanding aggregate principal amount of the Senior Secured Notes on or after the Closing Date (the “Redemption”); provided, that notwithstanding the foregoing, (i) any notice of redemption in respect of the Senior Secured Notes shall be expressly conditioned upon the occurrence of the Closing, (ii) the Company shall not be required to (and the Company shall not, directly or indirectly) consummate a Redemption prior to the Closing; (iii) the consummation of any Redemption shall not occur prior to the Closing; (iv) the Company will not be obligated to complete such Redemption until the Company receives from Parent or its Subsidiaries funds sufficient to pay all amounts payable in connection with such Redemption; and (v) (A) none of the Company or its respective officers, directors, employees or Representatives shall be required to execute or enter into or perform any agreement with respect to any Redemption that is not contingent upon the Closing or that would be effective prior to the Effective Time and (B) nothing shall obligate the Company to provide, or cause to be provided, any legal opinion or certificate by its counsel or other Representatives, or to provide any information or take any action to the extent it would conflict with the organizational documents of the Company, cause any representation or warranty in this Agreement to be breached by the Company, cause any director, officer, employee, Representative or stockholder of the Company or any of its Subsidiaries to incur any personal liability, reasonably be expected to result (with or without notice, the lapse of time, or both) in a material violation or breach of, or a default under, any Contract to which the Company is a party, or result in a violation of Law or loss of any privilege.

ARTICLE VI

Conditions

Section 6.1.          Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction (or waiver in writing by Parent and the Company, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)               Stockholder Approval. This Agreement shall have been duly adopted by a majority of the outstanding Shares entitled to vote thereon in accordance with applicable Law and the certificate of incorporation and bylaws of the Company (the “Stockholder Approval”).

(b)               Regulatory Consents. Any and all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated.

(c)               Orders. No court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and that restrains, enjoins or otherwise prohibits the consummation of the Merger.

Section 6.2.          Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction (or waiver in writing by Parent, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)               Representations and Warranties. Each of (i) the representations and warranties of the Company set forth in Section 3.3(a), Section 3.3(b), Section 3.3(d) and Section 3.7(b) shall be true and correct as of the Closing Date as if made at such date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct as of such specified date), except, in the case of (x) Section 3.3(a) and Section 3.3(b), for inaccuracies that are de minimis and (y) Section 3.3(d), for inaccuracies as would not result in an increase of the aggregate cash amounts payable with respect to the Company Equity Awards other than any such increases that are de minimis relative to the aggregate Merger Consideration payable pursuant to this Agreement or the amounts payable pursuant to Section 2.8; (ii) the representations and warranties of the Company set forth in Section 3.1, Section 3.2, Section 3.4, Section 3.19 and Section 3.20 shall be true and correct in all material respects as of the Closing Date as if made at such date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct in all material respects as of such specified date); and (iii) the representations and warranties of the Company set forth in Article III (other than those representations and warranties referred to in clauses (i) and (ii) of this Section 6.2(a)) shall be true and correct as of the Closing Date as if made at such date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the term “Company Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Company Material Adverse Effect.

(b)               Performance of Obligations. The Company shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement that are required to be performed or complied with by it at or prior to the Effective Time pursuant to the terms hereof.

(c)               Officer’s Certificate. Parent shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(d) have been satisfied.

(d)               No Company Material Adverse Effect. Since the date hereof, no Company Material Adverse Effect shall have occurred.

Section 6.3.          Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction (or waiver in writing by the Company, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)               Representations and Warranties. Each of (i) the representations and warranties of Parent and Merger Sub set forth in Section 4.1, Section 4.2, Section 4.3 and Section 4.11 shall be true and correct in all material respects as of the Closing Date as if made at such date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct in all material respects as of such specified date); and (ii) the representations and warranties of Parent and Merger Sub set forth in Article IV (other than those representations and warranties referred to in clause (i) of this Section 6.3(a)) shall be true and correct in all respects as of the Closing Date as if made at such date (except to the extent such representations and warranties speak as of a specified date, in which case they need only be true and correct as of such specified date) interpreted without giving effect to the words “materially” or “material” or to any qualifications based on such terms or based on the term “Parent Material Adverse Effect,” except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Parent Material Adverse Effect.

(b)               Performance of Obligations. Each of Parent and Merger Sub shall have performed or complied with in all material respects its agreements and covenants contained in this Agreement that are required to be performed or complied by it at or prior to the Effective Time pursuant to the terms hereof.

(c)               Officer’s Certificate. The Company shall have received a certificate signed by an executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

Section 6.4.          Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely, either as a basis for not consummating the Merger or any of the other transactions contemplated by this Agreement or terminating this Agreement and abandoning the Merger, on the failure of a condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement.

ARTICLE VII

Termination

Section 7.1.          Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Stockholder Approval is obtained, by mutual written consent of the Company and Parent by action of their respective boards of directors (and, in the case of the Company, the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee).

Section 7.2.          Termination by Either the Company or Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either the Company or Parent:

(a)               if the Merger shall not have been consummated on or before November 6, 2021 (such date, the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily caused by the failure of such party to perform any of its obligations under this Agreement;

(b)               if the Stockholders Meeting (including any adjournments or postponements thereof) shall have been duly held and completed and the Stockholder Approval shall not have been obtained at such Stockholders Meeting (or at any adjournment or postponement thereof) at which a vote on the adoption of this Agreement is taken; or

(c)               if any Order by a Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable or any statute, rule or regulation will have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger; provided, that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to a party if the enactment, issuance, promulgation, enforcement or entry of any such Order, or the Order becoming final and non-appealable, was primarily caused by the failure of such party to perform any of its obligations under this Agreement.

Section 7.3.          Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company:

(a)               at any time prior to the time the Stockholder Approval is obtained, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 5.2(c), subject to complying with the terms of this Agreement, including Sections 5.2, 5.3 and 5.4; provided, that prior to or substantially concurrently with, and as a condition to, such termination, the Company pays to Parent (or its designee) the Company Termination Fee due under Section 7.5(b);

(b)               at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement of Parent or Merger Sub in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) (A) is not capable of being cured by Parent or Merger Sub prior to the Termination Date or (B) if capable of being cured, shall not have been cured before the earlier of (x) thirty (30) Business Days following receipt of written notice from the Company of such breach or (y) the Termination Date; provided, that the Company is not then in breach of any representation, warranty, covenant or agreement of this Agreement such that any condition to the obligations of Parent and Merger Sub set forth in Section 6.2(a) or Section 6.2(b) would not then be satisfied if the Closing Date were the date of such termination; or

(c)               at any time prior to the Effective Time, if (i) the Marketing Period has ended and all of the conditions set forth in Sections 6.1 and 6.2 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination, and, solely with respect to Section 6.1(b), if the failure of such condition to be satisfied is primarily caused by a material breach by Parent or Merger Sub of any of their respective covenants or agreements contained in Section 5.5(a), Section 5.5(b), Section 5.5(c) or Section 5.5(d) of this Agreement), (ii) Parent and Merger Sub do not consummate the Merger on or prior to the date the Closing is required to occur pursuant to Section 1.2, (iii) the Company shall have irrevocably confirmed in writing to Parent that it is ready, willing and able to complete the Closing on the date of such confirmation and throughout the three (3) Business Day period following delivery of such confirmation and (iv) Parent and Merger Sub fail to effect the Closing within three (3) Business Days following delivery of such confirmation.

Section 7.4.          Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by Parent:

(a)               at any time prior to the time the Stockholder Approval is obtained, if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee shall have effected a Change of Recommendation or allowed the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement (for the avoidance of doubt, other than an Acceptable Confidentiality Agreement); or

(b)               at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement of the Company in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b), and (ii) (A) is not capable of being cured by the Company by the Termination Date or (B) if capable of being cured, shall not have been cured before the earlier of (x) thirty (30) Business Days following receipt of written notice from Parent of such breach or (y) the Termination Date; provided, that neither Parent nor Merger Sub is then in breach of any representation, warranty, covenant or agreement of this Agreement such that any condition to the obligations of the Company set forth in Section 6.3(a) or Section 6.3(b) would not then be satisfied if the Closing Date were the date of such termination.

Section 7.5.          Effect of Termination and Abandonment.

(a)               In the event that this Agreement is terminated and the Merger is abandoned pursuant to this Article VII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any member of the Parent Group or the Company Group); provided, that (i) except as otherwise provided herein, no such termination shall relieve any party hereto of any liability to pay the Company Termination Fee or the Parent Termination Fee, as applicable, pursuant to this Section 7.5 or, subject to Sections 7.5(e) and 7.5(f), relieve the Company or Parent or Merger Sub of any liability for any Willful Breach of this Agreement prior to such termination, and (ii) the provisions listed in the second sentence of Section 8.1 shall survive the termination of this Agreement. The party desiring to terminate this Agreement pursuant to Sections 7.2, 7.3 or 7.4 shall give written notice of such termination, including a description in reasonable detail of the reasons for such termination, to the other parties in accordance with Section 8.6, specifying the provision or provisions hereof pursuant to which such termination is effected.

(b)               In the event that:

(i)                 (A) this Agreement is terminated pursuant to Section 7.2(a), Section 7.2(b) or Section 7.4(b) (provided that with respect to Section 7.2(a) and Section 7.4(b), the Stockholder Approval has not been obtained); (B) any Person shall have publicly proposed, announced or made an Acquisition Proposal or, in the case of a termination pursuant to Section 7.4(b), an Acquisition Proposal shall have been provided to the Company’s management, the Company Board or any committee thereof (including the Special Committee), in either case after the date of this Agreement and prior to the Stockholders Meeting (and such Acquisition Proposal shall not have been withdrawn at least two (2) Business Days prior to the Stockholders Meeting) and, in the case of a termination pursuant to Section 7.4(b), prior to the breach that forms the basis for such termination; and (C) within twelve (12) months of such termination the Company shall have consummated an Acquisition Proposal or entered into a definitive agreement for an Acquisition Proposal that is subsequently consummated (whether consummated within such twelve (12)-month period or thereafter), then the Company shall, on the date such Acquisition Proposal is consummated, pay the Company Termination Fee to Parent (or its designee) by wire transfer of same day funds to one or more accounts designated by Parent; provided, that for purposes of clauses (B) and (C) above the references to “20%” and “80%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii)              this Agreement is terminated by the Company pursuant to Section 7.3(a), the Company shall, prior to or substantially concurrently with such termination, pay the Company Termination Fee to Parent (or its designee) by wire transfer of same day funds to one or more accounts designated by Parent; provided, that if this Agreement is terminated by the Company pursuant to Section 7.3(a) prior to or on the No-Shop Period Start Date in order for the Company to enter into a definitive Alternative Acquisition Agreement with an Excluded Party to consummate an Acquisition Proposal at the time of such termination (which shall, in any event, have occurred prior to or on the No-Shop Period Start Date), then the Company Termination Fee shall equal $38,602,844.75; or

(iii)            this Agreement is terminated by Parent pursuant to Section 7.4(a), the Company shall, no later than three (3) Business Days after the date of such termination, pay the Company Termination Fee to Parent by wire transfer of same day funds to one or more accounts designated by Parent.

For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(c)               In the event that this Agreement is terminated by the Company pursuant to Section 7.3(c), then Parent shall, no later than three (3) Business Days after the date of such termination, pay or cause to be paid the Parent Termination Fee to the Company or its designees by wire transfer of same day funds to one or more accounts designated by the Company (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion); provided, that any purported termination of this Agreement under Section 7.2(a) shall be deemed to be a termination under Section 7.3(c) if, at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 7.3(c).

(d)               In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, in either case as required pursuant to this Section 7.5 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by JPMorgan Chase Bank, National Association, in the City of New York from time to time during such period, as such bank’s prime lending rate. The Company and Parent each acknowledge that the fees and the other provisions of this Section 7.5 are an integral part of this Agreement and are not a penalty, but rather liquidated damages in a reasonable amount that will compensate the other party in the circumstances in which such fee is payable, and that, without these provisions, the other party would not enter into this Agreement.

(e)               Notwithstanding anything to the contrary in this Agreement, in the event that Parent and Merger Sub fail to effect the Closing or otherwise breach this Agreement or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance prior to the termination of this Agreement as permitted by Section 8.7, (i) the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against (A) Parent, Merger Sub and the Equity Investors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of Parent, Merger Sub or any Equity Investor or (C) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Parent Group”) or the Lender Related Parties in respect of this Agreement, any agreement executed in connection herewith, including the Commitment Letters and the Limited Guarantee, and the transactions contemplated hereby and thereby shall be (x) to terminate this Agreement in accordance with this Article VII and collect, if due, the Parent Termination Fee pursuant to Section 7.5(c) (including any interest payable pursuant to Section 7.5(d)) and, as applicable, the reimbursements and indemnification contemplated by Section 5.13 from Parent or pursuant to the Limited Guarantee, and (y) following the termination of this Agreement by either party under circumstances in which the Parent Termination Fee is not payable pursuant to Section 7.5(c), the Company’s right to seek monetary damages from Parent in the event of Parent’s or Merger Sub’s Willful Breach of this Agreement prior to the termination of this Agreement and collect, as applicable, the reimbursements and indemnification contemplated by Section 5.13 from Parent (provided that in no event shall Parent be subject to an aggregate amount for monetary damages for Willful Breach of this Agreement and, as applicable, the reimbursements and indemnification contemplated by Section 5.13 in an amount in excess of an amount equal to the Parent Termination Fee (the “Damage Cap”)) and (ii) upon payment of such amounts, no member of the Parent Group or the Lender Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith, the Commitment Letters or the Limited Guarantee, or the transactions contemplated hereby or thereby; provided, that in no event will the Company be entitled to (1) payment of monetary damages prior to the termination of this Agreement or in amounts in excess of the amount of the Damage Cap, (2) payment of both monetary damages and the Parent Termination Fee in a combined amount in excess of the Damage Cap, or (3) both (x) payment of any monetary damages and/or the Parent Termination Fee and (y) a grant of specific performance of this Agreement or any other equitable remedy against Parent or Merger Sub that results in the Closing.

(f)                Notwithstanding anything to the contrary in this Agreement, in the event that the Company fails to effect the Closing or otherwise breaches this Agreement or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance prior to the termination of this Agreement as permitted by Section 8.7, (i) Parent’s and Merger Sub’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against (A) the Company and its Subsidiaries, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or its Subsidiaries or (C) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Company Group”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby shall be (x) to terminate this Agreement in accordance with this Article VII and collect, if due, the Company Termination Fee pursuant to Section 7.5(b) (including any interest payable pursuant to Section 7.5(d)) from the Company, and (y) following the termination of this Agreement by either party, Parent’s right to seek monetary damages from the Company in the event of the Company’s Willful Breach of this Agreement prior to the termination of this Agreement (provided that in no event shall the Company be subject to monetary damages for Willful Breach of this Agreement in an amount in excess of the Damage Cap) and (ii) upon payment of such amounts, no member of the Company Group shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby or thereby; provided, that in no event will Parent and Merger Sub be entitled to (1) payment of monetary damages prior to the termination of this Agreement or in amounts in excess of the amount of the Damage Cap, (2) payment of both monetary damages and the Company Termination Fee in a combined amount in excess of the Damage Cap, or (3) both (x) payment of any monetary damages and/or the Company Termination Fee and (y) a grant of specific performance of this Agreement or any other equitable remedy against the Company that results in the Closing.

ARTICLE VIII

General Provisions

Section 8.1.          Survival. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II, Section 5.10 (Indemnification; Directors’ and Officers’ Insurance) and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time shall survive the consummation of the Merger. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Section 5.9 (Expenses) and Section 7.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement, and the agreements of Parent contained in the last sentence of Section 5.13(a) (Financing Cooperation), shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement, as applicable.

Section 8.2.          Modification or Amendment. Subject to applicable Law, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by the duly authorized officers of each of the respective parties; provided, that no amendment shall be made to this Agreement after the Effective Time; provided, further, that after receipt of Stockholder Approval, if any such amendment shall by applicable Law require further approval of the stockholders of the Company, the effectiveness of such amendment shall be subject to the approval of the stockholders of the Company.

Section 8.3.          Waiver; Extension. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party (without the approval of the stockholders of the Company) in whole or in part to the extent permitted by applicable Law. At any time prior to the Effective Time, the Company or Parent may (i) waive or extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of the Company, or the Company, in the case of Parent, or (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement on the part of Parent or Merger Sub, in the case of the Company, or the Company, in the case of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.4.          Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 8.5.          Governing Law and Venue; Waiver of Jury Trial.

(a)               This Agreement and all actions (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of law. Each party hereto agrees that it shall bring any Action between the parties or involving any member of the Company Group or Parent Group arising out of or related to this Agreement, the Equity Commitment Letter, the Limited Guarantee or the transactions contained in or contemplated by this Agreement, the Equity Commitment Letter or the Limited Guarantee exclusively in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery lacks or declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), and with respect to any such Action (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto or any member of the Company Group or Parent Group and (iv) agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 8.6.

(b)               EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5(b).

Section 8.6.          Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) if personally delivered, on the date of delivery, (b) if delivered by express courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (c) if deposited in the United States mail, first-class postage prepaid, on the fifth (5th) Business Day following the date of such deposit, (d) if delivered by email transmission, on the date of such transmission, provided that confirmation of such transmission is received within one (1) Business Day, or (e) if delivered by facsimile transmission, upon confirmation of successful transmission, (i) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party on a Business Day, on the date of such transmission, and (ii) on the next Business Day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party, on the date of such transmission or is transmitted on a day that is not a Business Day. All notices, demands and other communications hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent or Merger Sub, to:

Ambience Parent, Inc.

Ambience Merger Sub, Inc.
c/o Hellman & Friedman LLC

415 Mission Street, Suite 5700

San Francisco, CA 94105

Attention:	Arrie Park
E-mail:	[***]

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue

New York, New York 10017

Attention:	Kathryn King Sudol Katherine Krause
E-mail:	ksudol@stblaw.com katherine.krause@stblaw.com

If to the Company, to:

At Home Group Inc.
1600 East Plano Parkway

Plano, Texas 75074

Attention:	Mary Jane Broussard
E-mail:	[***]

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention:	Warren de Wied Steven Steinman Erica Jaffe
E-mail:	warren.dewied@friedfrank.com steven.steinman@friedfrank.com erica.jaffe@friedfrank.com or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 8.7.          Specific Performance.

(a)               The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them in order to consummate the Merger) in accordance with its specified terms or otherwise breach or threaten to breach such provisions. The parties acknowledge and agree that the parties hereto shall be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, except as expressly provided in Section 8.7(b) or Section 8.7(c).

(b)               Notwithstanding Section 8.7(a), it is acknowledged and agreed that the Company shall be entitled to specific performance of Parent’s and Merger Sub’s obligations pursuant to the terms of this Agreement and the Equity Commitment Letter to complete the Closing, including to cause, subject to the terms and conditions set forth in the Equity Commitment Letter, the Cash Equity to be funded to fund the Merger and to consummate the Merger, only in the event that (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that those other conditions would be satisfied if the Closing were on such date), (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (iii) the Debt Financing has been funded or will be funded at the Closing if the Cash Equity is funded at the Closing, and (iv) the Company has irrevocably confirmed in a written notice to Parent that the Closing will occur if the Cash Equity and Debt Financing are funded and specific performance is granted pursuant to this Section 8.7(b).

(c)            Notwithstanding Section 8.7(a), it is acknowledged and agreed that the Company shall be entitled to specific performance requiring Parent and Merger Sub to enforce (x) the terms of the Debt Commitment Letter and (y) the obligations of the Lenders to fund the Debt Financing, only in the event that (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that those other conditions would be satisfied if the Closing were on such date), (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (iii) all of the conditions (other than those conditions that by their nature are to be satisfied at the Closing under the Debt Commitment Letter, provided that those other conditions would be satisfied if the Closing were on such date) to the consummation of the financing provided for in the Debt Commitment Letter have been satisfied, and (iv) the Company has irrevocably confirmed in a written notice to Parent that the Closing will occur if the Cash Equity and Debt Financing are funded and specific performance is granted pursuant to this Section 8.7(c).

(d)               Without limiting the foregoing, each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) there is adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an order or injunction to prevent breaches or threatened breaches and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.8.          Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Equity Commitment Letter, the Limited Guarantee and the Confidentiality Agreement and the other instruments and other agreements specifically referred to herein or delivered pursuant hereto constitute the entire agreement among the parties with respect to the subject matter hereof, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

Section 8.9.          Parties in Interest; Lender Related Parties.

(a)               Each of Parent, Merger Sub and the Company hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided, however, that (i) the Persons referred to in the last sentence of Section 5.13(a) (Financing Cooperation) and Section 7.5 (Effect of Termination and Abandonment) and the Lender Related Parties referred to in Section 8.9(b) (Parties in Interest; Lender Related Parties) shall, in each case, be third party beneficiaries of, and shall be entitled to rely on, such sections, (ii) if the Effective Time occurs, the holders of Shares shall be third party beneficiaries of, and shall be entitled to rely on, Article II, (iii) if the Effective Time occurs, the Indemnified Parties shall be third party beneficiaries of, and shall be entitled to rely on, Section 5.10 (Indemnification; Directors’ and Officers’ Insurance), (iv) if the Effective Time occurs, the holders of Company Equity Awards shall be third party beneficiaries of, and shall be entitled to rely on, Article II and (v) subject to the limitations set forth in Section 7.5(e), the holders of Shares and Company Equity Awards shall be entitled to pursue after the termination of this Agreement claims for monetary damages from Parent (including monetary damages based on the loss of the economic benefits of the Merger, including the loss of the premium offered to such holders) for a Willful Breach by Parent or Merger Sub of its obligations under this Agreement; provided, that the rights granted pursuant to this clause (v) shall be enforceable on behalf of holders of Shares and Company Equity Awards only by the Company, in its sole and absolute discretion, and any amounts received by the Company in connection therewith may be retained by the Company and shall be deemed to be damages of the Company; provided, further, that in no event will any holder of Shares or Company Equity Awards or the Company on behalf of any such holder be entitled to (and in no event shall Parent have any liability or obligation with respect to) any payment of monetary damages either prior to the termination of this Agreement or in amounts that, together with all other amounts of monetary damages for Willful Breach of this Agreement and the Parent Termination Fee, in each case paid by or on behalf of Parent, exceed the amount of the Damage Cap, and (y) upon termination of this Agreement and payment of such amounts, no member of the Parent Group shall have any further liability or obligation to any holder of Shares or Company Equity Awards or the Company on behalf of such holders relating to or arising out of this Agreement, the Commitment Letters or the Limited Guarantee, or the transactions contemplated hereby or thereby.

(b)               Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (i) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Lender Related Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Related Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Action or proceeding shall be effective if notice is given in accordance with Section 8.6, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Lender Related Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that none of the Lender Related Parties will have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives (in each case, other than Parent, Merger Sub and their respective Subsidiaries), and hereby waives any rights or claims against any Lender Related Party, in each case, relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of the Surviving Corporation against the Lender Related Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Merger), (vii) agrees that Parent and Merger Sub may assign their respective rights and obligations hereunder (while remaining liable for their obligations hereunder) to the Lender Related Parties pursuant to the terms of the Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and (viii) agrees that the Lender Related Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in Section 7.5(e) and this Section 8.9(b) and such provisions and the definition of “Lender Related Parties” shall not be amended in any way adverse to the Lender Related Parties without the prior written consent of the Lenders.

Section 8.10.      Definitions; Construction.

(a)               Definitions. As used herein:

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its Subsidiaries) relating to, in a single transaction or series of transactions, (a) a merger, consolidation, dissolution, liquidation, recapitalization, share exchange, business combination or similar transaction involving the Company as a result of which the stockholders of the Company immediately prior to such transaction would cease to own at least 80% of the total voting power of the Company or any surviving entity (or any direct or indirect parent company thereof) immediately following such transaction, (b) the acquisition by any Person or group of Persons of more than 20% of the total voting power represented by the outstanding voting securities of the Company or any of its Subsidiaries if such voting power represents assets that constitute over 20% of the fair market value of the consolidated assets of the Company and its Subsidiaries, (c) a tender offer or exchange offer or other transaction which, if consummated, would result in a direct or indirect acquisition by any Person or group of Persons of more than 20% of the total voting power represented by the outstanding voting securities of the Company or any of its Subsidiaries if such voting power represents assets that constitute over 20% of the fair market value of the consolidated assets of the Company and its Subsidiaries, or (d) the acquisition in any manner, directly or indirectly, of over 20% of the fair market value of the consolidated assets of the Company and its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

“Action” means any claim, charge, complaint, demand, action, litigation, arbitration, suit in equity or at law, administrative, regulatory or quasi-judicial proceeding, or other proceeding, in each case by or before a Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, and for purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized by Law to close in New York, New York.

“Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not such plan is subject to ERISA, and each other employment (excluding offer letters entered into in the ordinary course of business consistent with past practice and that do not provide for any severance benefits), change in control, retention, bonus, defined benefit or defined contribution, pension, profit sharing, deferred compensation, stock ownership, stock purchase, stock option, stock appreciation, restricted stock, restricted stock unit, phantom stock or other equity-based, retirement, vacation, severance, termination, disability, death benefit, medical, dental, or other employee benefit plan, program, agreement or arrangement (i) that the Company or any of its Subsidiaries sponsors, maintains or contributes to for the benefit of any current or former director, officer, or employee of the Company or any of its Subsidiaries or (ii) to which the Company or any ERISA Affiliate has any liability, in each case, other than any Multiemployer Plan.

“Company Intellectual Property” means Intellectual Property owned by the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that (x) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole or (y) materially impairs, materially delays or prevents, or would reasonably be expected to materially impair, materially delay or prevent, the Company from consummating the Merger; provided, that for purposes of clause (x), none of the following, and no effect arising out of, relating to or resulting from the following, shall constitute or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Company Material Adverse Effect”:

(i)       any facts, circumstances, changes, events, occurrences or effects generally affecting (A) the industries in which the Company and its Subsidiaries operate or (B) the economy, credit, debt, securities or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates or deterioration in the credit markets generally;

(ii)       any facts, circumstances, changes, events, occurrences or effects to the extent arising out of, resulting from or attributable to (A) changes or prospective changes in Law, in GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, (B) entry into and consummation and performance of this Agreement and the transactions contemplated hereby and the public announcement thereof, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, regulators or other third parties (except that this clause (B) shall not apply to the representations and warranties made in Section 3.5 (and to the extent related to Section 3.5, the condition in Section 6.2(a))), (C) acts of war (whether or not declared) or any outbreak of hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), outbreak of hostilities, sabotage or terrorism, (D) weather, earthquakes, hurricanes, tornados, natural disasters, climatic conditions, epidemics, pandemics or outbreaks of illness (including COVID-19) or other public health event or other force majeure events, whether or not weather-related, (E) any civil unrest, regulatory and political conditions or developments, or any response of any Governmental Entity thereto, (F) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, (G) any legal proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company), but in any event only in their capacities as current or former stockholders, or otherwise under the DGCL or other applicable Law, or other litigation (except that clause (G), solely with respect to such other litigation, shall not apply to the representations and warranties made in Section 3.5 (and to the extent related to Section 3.5, the condition in Section 6.2(a))), arising out of or related to this Agreement or any of the transactions contemplated hereby, (H) actions or omissions of the Company or any of its Subsidiaries requested or consented to in writing by Parent or expressly required by this Agreement, (I) any decline in the market price, or change in trading volume, of the Shares (or the volatility thereof), or (J) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position, or other metrics; or

(iii)       any item or matter disclosed in the Company Disclosure Schedule;

provided, that (x) facts, circumstances, changes, events, occurrences or effects set forth in clauses (i), (ii)(A), (ii)(C), (ii)(D) and (ii)(E) above may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such facts, circumstances, changes, events, occurrences or effects have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, in relation to others in the industries of the Company and its Subsidiaries (provided, that only the incremental disproportionate adverse effects of such facts, circumstances, changes, events, occurrences or effects may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), and (y) that the underlying cause of any decline, change or failure referred to in clause (ii)(I) or (ii)(J) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect unless such underlying cause is otherwise excluded hereby.

“Company Termination Fee” means an amount equal to $77,205,689.50.

“Compliant” means, with respect to the Required Financial Information, that (i) the financial statements of the Company included in the Required Financial Information that are available to Parent on the first day of any such eighteen (18) consecutive Business Day period comprising the Marketing Period are, on each day during such eighteen (18) consecutive Business Day period, not required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current to permit (A) a registration statement on Form S-1 for an accelerated filer with respect to an offering of unsecured and non-convertible debt securities to finance an acquisition of the Company using such financial statements to be declared effective by the SEC on the last day of the eighteen (18) consecutive Business Day period (other than requirements that would require or relate to any Excluded Information) and (B) the Company’s independent accounting firm to issue to Parent (subject to completion of its normal practices and procedures) a customary “comfort letter” (including customary “negative assurance” comfort) with respect to the financial statements of the Company included in the Required Financial Information on the last day of the eighteen (18) consecutive Business Day period, (ii) the financial statements included in the Required Financial Information that are available to Parent on the first day of any such eighteen (18) consecutive Business Day period are, on each day of such period, the most recent consolidated financial statements of the Company on which the Company’s independent accountants have performed and completed an audit or review as described in AS 4105, Interim Financial Information and (iii) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make the statements contained in such Required Financial Information, in light of the circumstances under which they were made, not misleading.

“Contract” means any note, bond, mortgage, indenture, lease, license, franchise, contract, agreement, commitment, or other legally binding obligation.

“COVID-19” means SARS-CoV-2 or any disease or infections resulting therefrom, including COVID-19 and any mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other similar Laws or regulations by any Governmental Entity, in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

“COVID-19 Response” means any action reasonably taken, or reasonably omitted to be taken, by the Company or any of its Subsidiaries in response to COVID-19 or any COVID-19 Measure so long as such actions are (i) required by applicable Law or (ii) consistent with reasonable actions taken by the Company or any of its Subsidiaries prior to the date of this Agreement in response to COVID-19 or any COVID-19 Measures.

“Credit Agreement” means that certain Credit Agreement, dated October 5, 2011 (as amended, restated, supplemented or otherwise modified prior to the date of this Agreement), by and among the At Home Holding III Inc. and At Home Stores LLC, as borrowers, At Home Holding II Inc., as holdings, each guarantor from time to time party thereto, Bank of America, N.A., as the administrative agent, swing line lender and L/C issuer, each other lender from time to time party thereto and the other parties thereto.

“Environmental Laws” means any Law regulating or relating to natural resources or the environment, including Laws relating to contamination and the use, generation, management, handling, transport, treatment, disposal, storage, release of, or exposure to, Materials of Environmental Concern.

“Equity Investors” means Hellman & Friedman Capital Partners IX, L.P., Hellman & Friedman Capital Partners IX (Parallel), L.P., HFCP IX (Parallel - A), L.P., H&F Executives IX, L.P., H&F Executives IX-A, L.P., H&F Associates IX 2021, L.P., Hellman & Friedman Capital Partners X, L.P., Hellman & Friedman Capital Partners X (Parallel), L.P. and HFCP X (Parallel - A), L.P.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Information” means (A) consolidated financial statements, “segment reporting”, separate Subsidiary financial statements, and other financial statements and data that would be required by Rule 3-05, 3-09, 3-10, 3-16, 13-01 or 13-02 of Regulation S-X under the Securities Act, (B) information regarding officers or directors prior to consummation of the Merger (except biographical information if any of such persons will remain officers or directors after consummation of the Merger), exhibits, executive compensation and related party disclosure or any Compensation Discussion and Analysis or information required by Item 302, 402 or 601 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K, (C) any description of all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes,” “description of other indebtedness” or “plan of distribution”, or other information customarily provided by the Lenders, initial purchasers, investment banks or their counsel, (D) risk factors relating to all or any component of the Financing, (E) information regarding affiliate transactions that may exist following consummation of the Merger (unless the Company or any of its Subsidiaries was party to any such transactions prior to consummation of the Merger), (F) any pro forma financial statements and information regarding any pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments (excluding information that is historical financial information of the Company and is derivable without undue effort or expense by the Company from the books and records of the Company or any of its Subsidiaries), (G) information necessary for the preparation of any projected or forward-looking financial statements or information that is not derivable without undue effort or expense by the Company from the books and records of the Company or any of its Subsidiaries and (H) other information customarily excluded from private placements of non-convertible debt securities pursuant to Rule 144A.

“Excluded Party” means any Person from whom the Company or any of its Representatives has received a written bona fide Acquisition Proposal after the execution of this Agreement and prior to or on the No-Shop Period Start Date, which written Acquisition Proposal the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee have determined in good faith prior to the start of the No-Shop Period Start Date (after consultation with their outside counsel and financial advisor) is or would reasonably be expected to lead to a Superior Proposal (such Acquisition Proposal, a “Qualified Proposal”); provided, however, that a Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if (A) such Qualified Proposal made by such Person is withdrawn (it being understood that any amendment, modification or replacement of such Qualified Proposal which does not reduce the proposed price per Share shall not, in and of itself, be deemed a withdrawal of such Qualified Proposal) or (B) such Qualified Proposal, in the good faith determination of the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee (after consultation with their outside counsel and financial advisor), no longer is or would no longer be reasonably expected to lead to a Superior Proposal.

“Governmental Entity” means any federal, state, local or foreign government, any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether federal, state, local, foreign or supranational, any arbitral body, or NYSE.

“Guarantor” means each of Hellman & Friedman Capital Partners IX, L.P., Hellman & Friedman Capital Partners IX (Parallel), L.P., HFCP IX (Parallel - A), L.P., H&F Executives IX, L.P., H&F Executives IX-A, L.P., H&F Associates IX 2021, L.P., Hellman & Friedman Capital Partners X, L.P., Hellman & Friedman Capital Partners X (Parallel), L.P. and HFCP X (Parallel - A), L.P.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means intellectual property rights recognized by applicable Law, including in trademarks, trade names, service marks, service names, mark registrations and applications, trade dress, logos, domain names, URLs, social media identifiers and the goodwill in any of the foregoing; registered and unregistered copyrights and patents and patent applications; trade secrets and proprietary know-how; and computer programs, software, proprietary data and databases.

“Intervening Event” means a material event, occurrence, development or change in circumstances with respect to the Company and its Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which was unknown to, nor reasonably foreseeable by, the Company Board or the Special Committee as of the date of this Agreement and becomes known to or by the Company Board and the Special Committee prior to the time the Stockholder Approval is obtained; provided, however that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of an Inquiry or Acquisition Proposal or any matter relating thereto or consequence thereof and (ii) changes in the market price or trading volume of the Shares or the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii)).

“Knowledge” means (i) with respect to the Company, the actual knowledge of those persons set forth in Section 8.10(b) of the Company Disclosure Schedule, and (ii) with respect to Parent, the actual knowledge of those persons set forth in Section 8.10(b) of the Parent Disclosure Schedule.

“Law” means any Order or any federal, state, local, foreign, supranational or international law, statute, treaty, convention or ordinance, common law, or any rule, regulation, standard, directive, requirement, policy, license or permit of any Governmental Entity.

“Lender Related Party” means the Lenders and the commitment parties that are parties to any Debt Commitment Letter, together with their respective Affiliates, and the respective officers, directors, employees, partners, controlling persons, attorneys, representatives, agents, advisors, successors and permitted assigns of each of the foregoing; provided, that neither Parent nor any Affiliate of Parent shall be deemed a Lender Related Party.

“Lenders” means each entity that is party to the Debt Commitment Letter (other than Parent); provided that in the event that any Additional Commitment Party (as defined in the Debt Commitment Letter) is added as a party to the Debt Commitment Letter after the date hereof, the term “Lender” shall include each such institution; provided, further, that the term “Lender” shall include each institution to any commitment letter or similar agreement for any alternative debt financing or replacement financing.

“Lien” means any mortgage, pledge, assignment, title defect, claim, adverse ownership interest, transfer restriction, security interest, encumbrance, lien or charge.

“Marketing Period” means the first period of eighteen (18) consecutive Business Days commencing on or after the No-Shop Period Start Date throughout which (i) Parent shall have the Required Financial Information and such Required Financial Information is Compliant (it being understood and agreed that if the Required Financial Information is not Compliant at any time during such eighteen (18) consecutive Business Day period, the Marketing Period shall terminate and restart when such Required Financial Information is Compliant), (ii) the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied (other than the condition set forth in Section 6.1(a) and those conditions that by their nature are to be satisfied at the Closing), assuming that the Closing Date were to be scheduled for any time during such eighteen (18) consecutive Business Day period, or (to the extent permitted by applicable Law) waived and (iii) during the last three (3) Business Days of such eighteen (18) consecutive Business Day period, the conditions set forth in Section 6.1(a) shall have been satisfied; provided, however, that (1) July 5, 2021 shall not constitute a Business Day for purposes of such eighteen (18) consecutive Business Day period (provided, that, for the avoidance of doubt, such exclusion shall not restart such period), (2) if such eighteen (18) consecutive Business Day period has not been completed on or prior to August 20, 2021, then such period shall be deemed to have not commenced prior to September 7, 2021, and (3) the Marketing Period shall be deemed not to have commenced if, after the date hereof and prior to the completion of such eighteen (18) consecutive Business Day period, (A) the independent auditors of the Company shall have withdrawn their audit opinion with respect to any year-end audited financial statements of the Company and its Subsidiaries included in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until such independent auditors or another nationally recognized independent accounting firm reasonably acceptable to Parent have issued an unqualified audit opinion with respect to such financial statements, or (B) any of the financial statements of the Company and its Subsidiaries included in the Required Financial Information shall have been restated or the Company shall have determined or publicly announced that a restatement of any financial statements of the Company and its Subsidiaries included in the Required Financial Information is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Required Financial Information has subsequently been amended and delivered to Parent or the Company has determined in writing or publicly announced, as applicable, that no such restatement shall be required; provided, further, that, if the Company shall in good faith reasonably believe that it has provided the Required Financial Information that is Compliant, it may deliver to Parent a written notice to that effect (stating the date upon which it believes it completed such delivery or provided such access to Required Financial Information that is Compliant), in which case (subject to satisfaction of any other conditions, and compliance with the terms of each other provision, of this definition) such eighteen (18) consecutive Business Day period referred to above shall be deemed to have commenced on the date such notice is delivered to Parent unless Parent in good faith reasonably believes the Company has not provided the Required Financial Information, or that such Required Financial Information is not Compliant or that clauses (ii) or (iii) of this definition have not been satisfied and, within three (3) Business Days after the giving of such notice by the Company, gives a written notice to the Company to that effect (stating with specificity any elements of noncompliance and/or nonsatisfaction). Notwithstanding anything in this definition to the contrary, the Marketing Period shall end on any date earlier than the date indicated in the definition above if the Debt Financing is consummated and the full proceeds thereof received on such earlier date.

“Materials of Environmental Concern” means any substance or material defined, identified or regulated as toxic or hazardous or as a pollutant or contaminant or words of similar meaning or effect under any Environmental Law, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum and petroleum products.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Non-Objection” means the failure of the SEC and/or its staff to provide to the Company or its outside counsel any comments, objections or requests with respect to the Company’s preliminary Proxy Statement within 10 calendar days after such preliminary Proxy Statement is filed by the Company with the SEC.

“NYSE” means the New York Stock Exchange.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

“Parent Termination Fee” means an amount equal to $128,676,149.16.

“Permitted Liens” means (i) zoning restrictions, easements, rights-of-way or other restrictions on the use of real property (provided, that such liens and restrictions do not materially and adversely impair the Company’s current business operations at such location), (ii) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders or Contracts to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (iii) Liens imposed by Law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the ordinary course of business and for sums not yet due or being contested in good faith by appropriate proceedings, (iv) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings, (v) Liens or imperfections of title that do not materially impair the ownership or use of the assets to which they relate, (vi) non-exclusive licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (vii) non-monetary Liens, encumbrances and other matters of public record disclosed in any title report that can be obtained for the Real Property, which, in each case, do not and would not be reasonably likely to materially impair the use, occupancy or, to the Knowledge of the Company, value of the affected Real Property, (viii) Liens related to equipment financing obtained in the ordinary course of business for amounts not yet due and (ix) Liens in respect of the indebtedness of the Company or its Subsidiaries in existence as of the date hereof and set forth on Section 8.10(a) of the Company Disclosure Schedule, or incurred as permitted under this Agreement (including in compliance with Section 5.1(b)(ix)), in each case as security for such indebtedness.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other foreign or domestic Laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment, (ii) foreign exchange or currency controls or (iii) actions having the purpose or effect of monopolization, restraint of trade or lessening of competition.

“Required Financial Information” means (i) all customary financial and other pertinent information regarding the Company and its Subsidiaries that is required under paragraphs 5 and 10 of Exhibit E of the Debt Commitment Letter (as in effect on the date of this Agreement), (ii) financial information and financial data of the Company derived from the Company’s historical books and records that are required or necessary in order for Parent to prepare customary pro forma financial statements as of, and for the most recent twelve-month period ending on, the latest balance sheet date included in clause (i) above customarily included in offering or marketing documents for private placements of non-convertible debt securities pursuant to Rule 144A and (iii) all other information and data related to the Company and its Subsidiaries that would be necessary for the underwriters or initial purchasers in an offering of such securities to receive customary “comfort” (including customary “negative assurance” comfort) from independent accountants in connection with such an offering which such accountants are prepared to provide upon completion of customary procedures; provided that in no event shall Required Financial Information include Excluded Information.

“Rollover Agreement” means any agreement which may be entered into by a holder of Shares, on the one hand, and Parent or an Affiliate thereof, on the other hand, after the date of this Agreement and prior to the Closing pursuant to which such holder agrees to contribute certain of such holder’s Shares to Parent or an Affiliate thereof in exchange for equity interests of Parent or such Affiliate.

“Rollover Shares” means any Shares which are subject to a Rollover Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Secured Notes” means the 8.750% Senior Secured Notes due 2025 issued pursuant to the Senior Secured Notes Indenture in an initial aggregate principal amount of $275.0 million.

“Senior Secured Notes Indenture” means the Indenture, dated as of August 20, 2020 (as amended, restated, supplemented or otherwise modified from time to time prior to the date of this Agreement or thereafter in accordance with this Agreement), by and among At Home Holding III Inc., as issuer, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and as collateral agent.

“Senior Secured Notes Satisfaction Amount” means the amount in cash required, pursuant to the Senior Secured Notes Indenture, to be deposited on or prior to the Closing Date with the trustee thereunder in order to provide for the redemption of all of the outstanding Senior Secured Notes issued thereunder (including, for the avoidance of doubt, any premium or interest payable to, but not including, the date of redemption in respect of such redemption) on the Closing Date.

“Significant Subsidiary” of any Person means a Subsidiary of such Person that would constitute a “significant subsidiary” of such Person within the meaning of Rule 1-02(w) of Regulation S-X as promulgated by the SEC.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions (or, in the case of a partnership, a majority of the general partnership interests) is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal that the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee have determined in their good faith judgment, after consultation with their financial advisor and outside legal counsel, and taking into consideration, among other things, all legal, financial, regulatory, timing and other aspects and risks of the proposal (including required conditions) and the Person making the proposal and all of the other terms, conditions and other aspects of such Acquisition Proposal and this Agreement that the Company Board (acting upon the recommendation of the Special Committee) and the Special Committee deem relevant, to be more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (including, if applicable, any revisions to this Agreement made or proposed in writing by Parent in accordance with Section 5.2); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Tax” (including, with correlative meaning, the term “Taxes”) means (a) all U.S. federal, state, local and non-U.S. income, profits, franchise, gross receipts, environmental, import-related (e.g., customs duty), capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, ad valorem, real or personal property, withholding, excise, production, value added, goods and services, transfer, license, occupation, premium, windfall profits, social security (or similar), registration, alternative or add-on minimum, estimated, occupancy and other taxes, duties, fees, or other assessments imposed by any Governmental Entity responsible for the administration of Taxes, and (b) any interest, penalties and additions with respect to any of the foregoing.

“Tax Return” means all returns, reports, elections, declarations, disclosures, schedules, claims for refund, statements, estimates, information returns and other similar documents filed or required to be filed with any Governmental Entity responsible for the administration of Taxes, including any attachments thereto and any amendments thereof.

“Willful Breach” means a breach that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a material breach.

(b)               Construction. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. All references to dollar amounts in this Agreement shall be references to U.S. dollars unless otherwise expressly set forth herein. For purposes of this Agreement, the term “made available”, with respect to any document or item required to be made available to Parent or Merger Sub as of the date of this Agreement, shall mean such document or item has been provided directly to Parent or its Representatives or made available to Parent or its Representatives in the electronic data room maintained by the Company, in either case on or before the day immediately prior to the date of this Agreement, or is included in the Company SEC Documents publicly available on or before the day that is two (2) Business Days prior to the date of this Agreement. References to the “ordinary course” or the “ordinary course of business” for any Person shall refer to an action taken by a Person that is consistent in all material respects in nature, scope, and magnitude with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person (including, for the avoidance of doubt, any COVID-19 Response by the Company or any of its Subsidiaries prior to the date of this Agreement).

Section 8.11.      Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is determined by a court of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction; provided, that the parties intend that the remedies and limitations thereon (including provisions that the payment of the Parent Termination Fee or the Company Termination Fee shall be the sole and exclusive remedy of the recipient thereof, limitations on specific performance and other equitable remedies in Section 8.7 and the limitation on liabilities of any member of the Parent Group and any member of the Company Group) contained in Article VII and this Article VIII be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing.

Section 8.12.      Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Notwithstanding the foregoing, Parent and Merger Sub may assign their respective rights and obligations hereunder to a wholly owned Subsidiary of Parent without such consent; provided, that no such assignment shall (a) adversely impact the Company or the holders of Shares or Company Equity Awards or (b) relieve Parent or Merger Sub of their respective obligations under this Agreement.

Section 8.13.      Special Committee. Notwithstanding anything to the contrary set forth in this Agreement, until the Closing, (a) the Company may take the following actions only with the prior approval of the Special Committee: (i) amending, restating, modifying or otherwise changing any provision of this Agreement; (ii) waiving any right under this Agreement or extending the time for the performance of any obligation of the Company hereunder; (iii) terminating this Agreement; (iv) taking any action under this Agreement that expressly requires the approval of the Special Committee; (v) making any decision or determination, or taking any action under or with respect to this Agreement or the transactions contemplated hereby that would reasonably be expected to be, or is required to be, approved, authorized, ratified or adopted by the Company Board; (vi) granting any approval or consent for, or agreement to, any item for which the approval, consent or agreement of the Company is required under this Agreement; and (vii) agreeing to do any of the foregoing, and (b) no decision or determination shall be made, or action taken, by the Company or the Company Board (including effecting a Change of Recommendation) under or with respect to this Agreement or the transactions contemplated hereby without first obtaining the approval of the Special Committee. For the avoidance of doubt, any requirement of the Company or the Company Board to obtain the approval of the Special Committee pursuant to this Section 8.13 shall not, and shall not be deemed to, modify or otherwise affect any rights of the Company, or any obligations of the Company or the Special Committee to Parent or Merger Sub set forth in this Agreement.

Section 8.14.      Headings. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

Section 8.15.      Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or consent hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

Company

AT HOME GROUP INC.

By:	/s/ Lewis L. Bird III
	Name:	Lewis L. Bird III
	Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

Parent

AMBIENCE PARENT, INC.

By:	/s/ Erik Ragatz
	Name:	Erik Ragatz
	Title:	Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

Merger Sub

AMBIENCE MERGER SUB, INC.

By:	/s/ Erik Ragatz
	Name:	Erik Ragatz
	Title:	Authorized Signatory

[Signature Page to Agreement and Plan of Merger]